FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 23, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

PRISA

Interim Results
2Q 2012

23rd July 2012

PRISA REACHED IN THE FIRST HALF OF 2012 AN EBITDA OF 208.09 MILLION EUROS (-5.1%)

(Recurrent EBITDA was 213.41 million Euros)

Like in the first quarter of the year, the strength of the Pay TV business, together with the growth from Latin America in both Education and Radio, allow to partly compensate for the weakness resulting from the economic crisis in both Spain and Portugal, which is reflected in the advertising sector of both countries.

- **The Pay TV business continues to demonstrate its operating strength**: stable revenues with an 8.8% growth in recurring EBITDA. **Subscribers** (Satellite, OTT and those from other operators) grow by 40,968 since June 2011, Satellite **ARPU** stands at 41.7 Euros on average in the second quarter of the year.

- **Santillana increases its EBITDA by 5.6%** adjusted by non-recurring items. We highlight the strong growth of its LatAm revenues (+8,2%).

- **The company maintains its effort in the Digital development. Digital advertising revenues grow by 14.4%.** We highlight the growth of the Press division (+24.1%) which accounts for 18.1% of total advertising revenues for this division. El País increases in June its leadership position in Spanish internet, reaching 7.6 million average users.

- **Advertising revenues in Spain and Portugal** fall by 15.7% and reach 220.45 million Euros, accounting for 17.3% of the total Group revenues.

- **LatAm revenues grow by 10.0% and represent already 26.8% of the Group's revenues, compared to the 23% of the first half of 2011.** Recurring EBITDA from this region grows by 11.5% and reaches 48.2% of total Group EBITDA.

- **Good cost control is maintained,** and excluding Amortisations and Provisions, costs are reduced by 5.5% in the first half of this year (4.2% adjusted by extraordinary items).

- **The group generated Operating Cash Flow of 187.42 million Euros in the first half of 2012 vs the 11.1 million Euros of the first half of 2011**. Capex has been cut by 46.11 million Euros vs 1H 2011.

- **Two important recapitalisation deals have been approved by the Company in its Annual Shareholders' Meeting on June 30th 2012:** the change in the conditions of the minimum preferred dividend for non-voting convertible B shares, and the issue of 2 mandatory convertible bonds into A shares.
  These deals **reduce the Company's leverage** by some 650 million Euros in 2014 compared to what it would have been without these deals, **relieve its liquidity situation** short term, **limit dilution in the recapitalisation** as the deals have been done above market prices, **and demonstrate the support of both the Company's creditor entities and strategic partner.**
  All of the above contribute to **reduce the risk premium** attached to PRISA's shares, which is very positive for B shareholders as it provides certainty about the payment of the rest of dividends attached to the B shares and increases the fundamental value of the A shares which eventually will be given as part of the dividend payment.

1H 2012 Highlights:

- The growth of the Pay TV business in Spain, as well as that of the Company's Latin American operations, especially in Education and Radio, compensate the weakness of the advertising sector in Spain and Portugal (in Radio, TV and written Press), that today represent 17.3% of total revenues.

- Strong effort in cost control: In the first half of 2012, operating expenses, excluding amortisation and provisions, have fallen by 5.5% (4.2% adjusted by extraordinary items).

- Pay TV: EBITDA growth and improving performance indicators: In the Audiovisual division, revenues reach 594.00 million Euros and EBITDA 103.37 million Euros, with a strong growth in Pay TV (+8.8%, adjusted by extraordinary items)
  The first half of 2012 shows important improvements in its Key Performance Indicators despite the second quarter being seasonally weak given the end of the Spanish football league competition (May):
  - **1.831 million Pay TV subscribers**, with 100,209 from other operators and OTT.
  - **Net adds in subscribers from other** operators grow by 17,962 (+11,388 in 1H 2011).
  - **Satellite ARPU stands at 41.71 Euros** on average in the second quarter (41.2 Euros in 2Q 2011).
  - **Churn stands at 14.0%** (14.2% at June 2011).
  - **iPlus subscribers already reach 33.2% or 574,440 subscribers** (415,735 at June 2011).

- Education: Strong growth in Latin America: Revenues (335.31 million Euros) grow by 5.1% with **strong growth in Latin America** (+8.2%). We highlight the growth of Mexico (+9.4%), Argentina (+13.1%), Chile (+6.4%), USA (+28.6%), Uruguay (+28.7%) or Peru (+109.2%) and the lower contribution of Brazil on the back of its cycle (-5.5%). Recurring EBITDA reaches 84.44 million Euros (+5.6%), with a slight improvement of **10 basis points in its EBITDA margin** which reaches 25.2% (compared to the 25.1% of the first half of 2011).

- Radio: Strong growth in Latin America partly compensates the weakness in Spain. Revenues (169.55 million Euros) fall by 8.4% versus the first half of 2011 given mainly the lower advertising revenues in Spain (-15.8%, where local advertising maintains its weakness, -25.2% and we see a deterioration of national advertising, -6.4%) and despite the **strong growth in Latin American advertising** (+13.5%) with a strong performance in Colombia (+14.6%), Chile (+9.2%), Mexico (+20.6%) and Argentina (+34.4%).

- Press: Weakness in the advertising market and harder comps. Press revenues stand at 169.03 million Euros, 20.7% lower than the first half of 2011. This is explained by the weakness in advertising (-15.3%), the lower circulation numbers (-12.2%), as well as the positive impact that promotions and fiscal deductions had in the first half of 2011 (which amounted to 14.51 million Euros in 1H 2011 and 0.31 million Euros in 1H 2012). Recurring EBITDA reaches 13.40 million Euros.

- Digital Area: Solid growth. Digital advertising shows a growth of 14.4% in the first half of 2012. The digital area received a monthly average number of daily browsers of 71.1 million, which **represents a growth of 8.2% versus the first half of 2011. This is thanks to the strong growth in Prisa Television, El Pais.com and Cinco Días.com.**

- Advertising: lower weight. Advertising revenues reached 282.21 million Euros, a 10.7% fall compared to the first half of 2011, and account for 22% of total group revenues (compared to the 23.4% of the first half of 2011). We highlight the **growth in Latin American advertising of +13.5%, which represent 21.9% of all advertising revenues** (17.2% in 1H 2011).

- Operating Cash Flow generation: The Group has generated Operating Cash Flow if 187.42 million Euros in the first half of 2012 mainly on the back of lower Working Capital investment.

- **Important Recapitalisation Deals approved:** In its Annual Shareholders Meeting (June 30th 2012), the Company has approved two important recapitalization deals consisting on:
  1. **Modification of the conditions of the minimum preferred dividend of the non-voting convertible B shares:**
     - Possibility of paying the dividend in cash, in shares (valued at 1 euro per share) or in a combination of both, at the Company's decision
     - Payment of the 2011 dividend in A shares (valued at 1 euro per share)
     - Possibility of paying the accrued dividend in case of early conversion of B shares in cash, in shares (valued at 1 Euro per share) or in a combination of both, at the Company's decision, during the following 12 months.
  2. **Issue of a mandatory convertible bond, into A shares, in two tranches, with a 2 year maturity:**
     - TRANCHE A: 334 million Euros, directed at creditor entities, with a commitment of full subscription of the bond by HSBC Bank, Santander and Caixabank.
     - TRANCHE B: 100 million Euros, directed at Telefónica, with a commitment of full subscription by the latter.

The calendar of the approved recapitalization deals is the following:

2012		2013		2014	
Jun/Jul	Sep	May/Jun	Sep	May/Jun	Jun/Jul
• Approval • Convertible bond issue • Cash inflow (€100m)	• Minimum preferred non voting B share dividend payment in shares	• PRISA AGM: The method of payment of preferred minimum non voting B share dividend is decided: cash, shares or a combination of both • Simple majority of A shareholders	• Minimum preferred non voting B share dividend payment in cash, shares or a combination of both	• PRISA AGM: The method of payment of preferred minimum non voting B share dividend is decided: cash, shares or a combination of both • Minimum preferred non voting B share dividend payment • Mandatory conversion of B shares	• Mandatory conversion of convertible bonds into A shares

These approved deals will have a very positive impact for the Company:

1. **Net debt for the Company will be, ceteris paribus, 650 million Euros lower** in 2014 than what it would have been had these deals not been approved: 230 million Euros less if the payment of all dividends is done hereon in shares, 434 million Euros less on the back of the mandatory convertible bonds issued, and 15 million Euros higher from the increased financial expenses that arise from these deals.
2. **These deals will also:**
   - **Relieve the liquidity situation of the company short term.**
   - **Limit dilution in the recapitalization** as both deals are done above market prices.
   - **Demonstrate the support in the Company** of its creditor entities, which will become important shareholders in it, and of its strategic partner (Telefónica) which already holds 22% of Canal+.
   - **All of the above should contribute to reduce the risk premium attached to PRISA's shares,** which is **very positive for B shareholders** as it provides certainty about the payment of the rest of dividends attached to the B shares and increases the fundamental value of the A shares which eventually will be given as part of the dividend payment.

I. Consolidated Results

The comparison of 2012 and 2011 results is affected by **extraordinary items recorded under both revenues and expenses**:

- Consolidation of Dédalo which from April 1st 2012 is included through global consolidation instead of equity consolidated,
- Redundancy expenses on the back of the efficiency plan undertaken since December 2010
- The 54.37 million Euro provision recorded on the back of the agreement with ONO (further explanation below)

To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items.

€ Million	JANUARY - JUNE			APRIL- JUNE		
	2012	2011	Chg.%	2012	2011	Chg.%
Operating Revenues	**1.277,59**	**1.350,77**	**(5,4)**	**626,03**	**659,84**	**(5,1)**
EBITDA	**209,08**	**220,21**	**(5,1)**	**103,94**	**119,78**	**(13,2)**
EBIT	**48,36**	**117,23**	**(58,7)**	**(6,84)**	**63,85**	**(110,7)**
Net financial result	**(99,46)**	**(79,83)**	**(24,6)**	**(54,86)**	**(45,44)**	**(20,7)**
Interest on debt	(59,29)	(58,09)	(2,1)	(29,04)	(30,88)	5,9
Other financial results	(40,17)	(21,74)	(84,8)	(25,82)	(14,57)	(77,3)
Result from associates	**(0,63)**	**5,05**	**(112,4)**	**1,46**	**1,90**	**(22,9)**
Profit before tax	**(51,73)**	**42,45**	-	**(60,24)**	**20,31**	-
Income tax expense	12,97	(0,47)	-	21,78	1,88	-
Results from discontinued activities	(1,33)	(2,13)	37,5	(0,61)	(1,90)	67,6
Minority interest	(21,04)	(28,75)	26,8	(14,02)	(20,66)	32,1
Net profit	**(61,14)**	**11,10**	-	**(53,09)**	**(0,37)**	-
EBITDA Margin	**16,4%**	**16,3%**		**16,6%**	**18,2%**	
EBIT Margin	**3,8%**	**8,7%**		**(1,1%)**	**9,7%**	
One-offs in operating revenues	**10,26**	**-**		**10,26**	**-**	
Dédalo full consolidation	10,26	-		10,26	-	
One-offs in operating expenses*	**71,45**	**30,24**		**68,77**	**13,51**	
Dédalo full consolidation	12,28	-		12,28	-	
Redundancies	4,81	30,24		2,12	13,51	
Provisions- ONO (Prisa TV)	54,37	-		54,37	-	
Adjusted Operating Revenues	**1.267,33**	**1.350,77**	**(6,2)**	**615,77**	**659,84**	**(6,7)**
Adjusted EBITDA	**213,41**	**250,45**	**(14,8)**	**105,58**	**133,29**	**(20,8)**
Adjusted EBITDA Margin	**16,8%**	**18,5%**		**17,1%**	**20,2%**	
Adjusted EBIT	**109,56**	**147,47**	**(25,7)**	**51,67**	**77,36**	**(33,2)**
Adjusted EBIT Margin	**8,6%**	**10,9%**		**8,4%**	**11,7%**	
Adjusted Net Profit	**(25,19)**	**32,27**	**(178,1)**	**(19,02)**	**9,09**	**-**

As has been the case in previous quarters, revenues from Education and Canal+ Subscriber revenues (especially those from Other Platforms) **have shown a very positive behaviour, as well as the revenues from international advertising** (mainly in Radio). This has managed to partly compensate the weakness shown by advertising revenues (in Spain and Portugal) and circulation (in Press).

€ Million	JANUARY - JUNE 2012	JANUARY - JUNE 2011	JANUARY - JUNE Chg.%	APRIL - JUNE 2012	APRIL - JUNE 2011	APRIL - JUNE Chg.%
Advertising	282,21	315,87	(10,7)	152,14	171,86	(11,5)
Books and training	329,21	309,62	6,3	139,29	125,25	11,2
Newspapers and magazine sales	76,00	87,20	(12,8)	36,10	40,95	(11,8)
Subscriber revenues	452,80	448,20	1,0	224,09	223,32	0,3
Subscriber revenues from other platforms	15,51	8,70	78,3	7,09	4,16	70,4
Audiovisual production revenues	14,34	43,94	(67,4)	7,19	21,51	(66,6)
Other revenues	107,52	137,24	(21,7)	60,13	72,79	(17,4)
Total operating revenues	**1.277,59**	**1.350,76**	**(5,4)**	**626,03**	**659,84**	**(5,1)**
One-offs in operating revenues	**10,26**	**-**		**10,26**	**-**	
Dédalo full consolidation	10,26	-		10,26	-	
Adjusted Operating Revenues	**1.267,33**	**1.350,76**	**(6,2)**	**615,77**	**659,84**	**(6,7)**
Adjusted Other revenues	97,26	137,24	(29,13)	49,87	72,79	(31,49)

The company maintains its **strict cost control** policy given the weakness of the macro-economic environment. Operating expenses in the first half of the year, including amortizations and provisions, reached 1,229.22 million Euros. Excluding amortizations and provisions, costs fell by 5.5%.

Adjusted by non-recurring items, operating expenses fell by 3.8% in the first half of the year (compared to the 4.4% fall of the first quarter), especially on the back of lower external services and personnel expenses. Excluding Amortizations and Provisions, the fall in operating expenses was of 4.2%.

The detail is as follows:

€ Million	JANUARY - JUNE 2012	JANUARY - JUNE 2011	JANUARY - JUNE Chg.%	APRIL - JUNE 2012	APRIL - JUNE 2011	APRIL - JUNE Chg.%
Purchases	426,21	422,30	0,9	198,05	188,02	5,3
Outside services	362,77	389,69	(6,9)	184,28	200,50	(8,1)
Staff costs	279,08	318,34	(12,3)	139,40	151,36	(7,9)
Other operating expenses	0,45	0,23	93,2	0,35	0,18	92,9
Amortization and depreciation	160,72	102,98	56,1	110,79	55,92	98,1
Total operating expenses	**1.229,22**	**1.233,54**	**(0,3)**	**632,87**	**595,99**	**6,2**
One-offs in operating expenses	**71,46**	**30,24**		**68,77**	**13,51**	
Dédalo full consolidation	12,28	-		12,28	-	
Redundancies (staff costs)	4,81	30,24		2,12	13,51	
ONO- Prisa TV (provisions)	54,37	-		54,37	-	
Total adjusted operating expenses	**1.157,77**	**1.203,29**	**(3,8)**	**564,10**	**582,48**	**(3,2)**
Adjusted Purchases	425,80	422,30	0,8	197,64	188,02	5,1
Adjusted outside services	360,25	389,69	(7,6)	181,76	200,50	(9,3)
Adjusted staff costs	267,74	288,10	(7,1)	130,75	137,85	(5,1)
Adjusted other operating expenses	0,13	0,23	(43,6)	0,03	0,18	(82,0)
Adjusted amortization and depreciation	103,85	102,98	0,8	53,91	55,92	(3,6)

EBITDA reached 209.08 million Euros (a 5.1% fall compared to the first half of 2011) given especially the impact of the non/recurring items in the first half of 2011 (essentially the expenses for redundancies) but also impacted buy extraordinaries in the first half of 2012 (redundancies and Dédalo integration). **Excluding these**

items, EBITDA would have fallen by 14.8% in the semester to 213.41 million Euros, with a reduction in margins from 18.5% to 16.8%).

Concerning the extraordinary items that impact the consolidated accounts of Grupo PRISA (redundancy expenses, Dédalo and ONO provision) **we highlight:**

1. Redundancy Expenses: The extraordinary expenses for the redundancies amount, in the first half of 2012, to 4.81 million Euros, compared to the 30.24 million of the first half of 2011.

2. Dédalo: Until March 31st 2012, Dédalo was integrated through equity consolidation and its financial debt was being guaranteed by Prisa, with payments for the amortization and interests of this debt included in the Cash Flow statement under "Financing of Associates".
PRISA then reached an agreement to sell the commercial printing division of Dédalo to Sherpa Capital. Of the remaining business of Dédalo, PRISA exercised a call option it had over the stake it still did not hold. The exercise of this option led to the Global consolidation of Dédalo and its subsidiaries as from April 1st of this year.
The impact of the Global consolidation in the Group's first half 2012 accounts was of 10.26 million Euros at revenue level, a contribution of 0.48 million Euros to its EBITDA, and the consolidation of Dédalo's debt (92.8 million Euros).

3. ONO agreement Provision: During 2009, 2010 and 2012, PRISA paid some 108.75 million Euros to ONO as a result of several lawsuits that were taking place between them. During the second quarter of 2012, **the Company has reached an agreement with ONO** following which some 54.37 million Euros have been recovered by the Company (half of the total 108.75 million paid), which ends the lawsuits that PRISA had with ONO. As a consequence of this deal, the Company has registered **an extraordinary 54.37 million Euro provision in its P&L** for the amount which has not been recovered.

Financial results have increased by 19.64 million Euros (+24.6%), mainly on the back of the increase of **"Other Financial Expenses"** (interests on debt have increased by only 2.1%), where the major differences appear in FX changes and mark to market of financial instruments, which as at June 2011 had a positive impact of nearly 6 million Euros and as at June 2012 they have had a negative impact of 2.76 million Euros.

Equity consolidated results include the estimate of the 17.336% net result of Mediaset España, as well as the results of V-Me, Le Monde and others. Until April 2012, Dédalo was also included.

Earnings attributable to minority interests are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Adjusted Net profit (excluding the impact of extraordinary expenses and the ONO Provision) reaches a net loss of 25.19 million Euros compared to the reported net loss of 61.14 million Euros.

Audiovisual

AUDIOVISUAL*	JANUARY - JUNE			APRIL - JUNE		
	2012	2011	% Chg.	2012	2011	% Chg.
Revenues	**594,00**	**632,91**	**(6,1%)**	**299,47**	**319,24**	**(6,2%)**
Prisa TV*	505,79	506,21	(0,1%)	249,75	252,00	(0,9%)
Media Capital	90,92	118,01	(23,0%)	50,87	64,46	(21,1%)
Consolidation adjustments	(2,71)	8,69	(131,2%)	(1,16)	2,78	(141,7%)
EBITDA	**103,37**	**109,28**	**(5,4%)**	**72,46**	**74,36**	**(2,6%)**
% margin	**17,4%**	**17,3%**		**24,2%**	**23,3%**	
Prisa TV*	86,67	77,69	11,6%	60,07	55,83	7,6%
% margin	17,1%	15,3%		24,1%	22,2%	
Media Capital	16,69	22,61	(26,2%)	12,38	15,66	(20,9%)
% margin	18,4%	19,2%		24,3%	24,3%	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	2,88	(100,0%)
EBIT	**(6,08)**	**59,17**	**(110,3%)**	**(10,24)**	**49,05**	**(120,9%)**
% margin	**(1,0%)**	**9,3%**		**(3,4%)**	**15,4%**	
Prisa TV*	(16,97)	33,60	(150,5%)	(19,75)	33,55	(158,9%)
% margin	(3,4%)	6,6%		(7,9%)	13,3%	
Media Capital	10,89	16,59	(34,3%)	9,51	12,62	(24,7%)
% margin	12,0%	14,1%		18,7%	19,6%	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	2,88	(100,0%)
One- offs in operating expenses	**54,73**	**2,43**		**54,70**	**0,72**	
Redundancies	0,36	2,43		0,33	0,72	
Prisa TV	*(0,16)*	*1,81*		*0,07*	*0,13*	
Media Capital	*0,51*	*0,62*		*0,26*	*0,59*	
ONO (Prisa TV)	54,37	0,00		54,37	0,00	
Adjusted EBITDA	**103,72**	**111,70**	**(7,1%)**	**72,78**	**75,08**	**(3,1%)**
% adjusted margin	17,5%	17,6%		24,3%	23,5%	
Prisa TV*	86,52	79,50	8,8%	60,15	55,95	7,5%
% margin	17,1%	15,7%		24,1%	22,2%	
Media Capital	17,20	23,23	(25,9%)	12,64	16,25	(22,2%)
% margin	18,9%	19,7%		24,8%	25,2%	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	2,88	(100,0%)
Adjusted EBIT	**48,65**	**61,59**	**(21,0%)**	**44,46**	**49,77**	**(10,7%)**
% adjusted margin	8,2%	9,7%		14,8%	15,6%	
Prisa TV*	37,24	35,41	5,2%	34,70	33,68	3,0%
% margin	7,4%	7,0%		13,9%	13,4%	
Media Capital	11,41	17,21	(33,7%)	9,76	13,21	(26,1%)
% margin	12,5%	14,6%		19,2%	20,5%	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	2,88	(100,0%)

* Prisa TV includes the pay TV business and other related activities.

In Prisa TV (Canal+), revenues have remained stable in the first half of the year (-0.1%). This is explained mainly by a combination of growth in subscriber revenues (both in Satellite and those from other platforms), growth in advertising (+4.1%), a fall in the sale of audiovisual rights, lower services to third parties, and lower fiscal deductions (some 3.6 million Euros).

EBITDA reaches 86.67 million Euros in the first half of the year or an increase of 11.6% versus the first half in 2011. Adjusted for the impact of non-recurring items, EBITDA reached 86.52 million Euros, an 8.8% growth compared to the first half of 2011.

Key performance indicators of Canal+ in the first half of 2012 also show important improvements compared to the first half of 2011:

Starting with the number of subscribers, net additions increased by 40,968 compared to the first half of 2011, mainly in subscribers from Other Platforms/OTT (+77,103), whilst satellite subscribers fell by 36,135. Year to date, the total number of subscribers has fallen by 7,083, with a fall in satellite subscribers (-25,045) and an increase in those from other operators and OTT (17,962). As in previous quarters, the absolute number

of subscribers has benefited from the Canal+ multi-distribution agreements signed by the Company with Telefónica, Orange, ONO and Jazztel.

The **total number of subscribers** in June 2012 has reached 1,831,349. The detail is as follows:

Subscribers breakdown	Jun 2012	Jun 2011	Chg. Abs	Dec 2011	Chg. Abs
Satélite (DTH)	1.731.140	1.767.275	(36.135)	1.756.185	(25.045)
Other Platforms (*)	100.209	23.106	77.103	82.247	17.962
Total	**1.831.349**	**1.790.381**	**40.968**	**1.838.432**	**-7.083**

(*) Includes subscribers from agreements with telecom operators (wholesale) and OTT subscribers. In June 2011 it also includes DTT subscribers.

The second quarter standalone is normally seasonally weak given the end of sports events (the Spanish football league tournament ends in May) and 2012 has been no exception. In the second quarter of 2012 standalone, the number of subscribers has fallen by 46,904 (-40,096 satellite subscribers and -6,808 from other platforms and OTT).

Satellite ARPU in the second quarter of the year stands at 41.71 Euros on average, above the 41.2 Euros on average of the same quarter of 2011. As for the first half of the year, the average satellite ARPU stands at 42.0 Euros, above the 41.3 Euros of the first half of 2011. The evolution of satellite ARPU by quarters is the following:

CANAL+ Satellite ARPU by quarters (Euros)


+0,88€
+0,55€
41,5
42,4
41,2
41,7
40,1
41,5
2011
2012
1Q
2Q
3Q
4Q

The number of subscribers with **iPlus and Multiplus** grows at a good pace: as at June 2012 the number of subscribers with **iPlus** is close to 575,000 and stands at 574,440, which implies a growth of 158,705 compared to June 2011, and a penetration of 33.2% (compared to the 23.5% as of June 2011 and 28.7% as of December 2011). As for **Multiplus** subscribers, in June 2012 they reached 250,279, which implies a penetration of 14.5%, above the 12.2% as at June 2011 and the 13.6% of December 2011.


iPlus: Abonados (en miles) y penetración
5%
6%
9%
14%
17%
21%
24%
26%
29%
30%
33%
100
110
169
246
305
369
416
460
503
530
574
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12


Multi+: Abonados (en miles) y penetración
2%
2%
3%
6%
9%
11%
12%
13%
14%
14%
14%
39
43
56
104
165
201
216
227
239
251
250
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

Churn stays around 14.0%, below the 14.2% of June 2011 and compared to the 13.2% as at March 2012. Throughout the first half of 2012, the average Churn has been of 13.4%, well below the 14.9% on average of the first half of 2011.

Media Capital reached in the first half of 2012 revenues of 90.92 million Euros (-23.0%) and a recurring EBITDA of 17.20 million Euros (-25.9%) given the weak economic environment and advertising market in Portugal, but showing an important improvement in the revenues of the second quarter (-21.1% compared to the -25.2% of the first quarter of 2012).

Given the difficult economic environment, Media Capital has undertaken a **strong cost control** effort. As a result, operating expenses, excluding amortization and provisions, have fallen by 22.2% in the first half of 2012. EBITDA for Media Capital fell by 26.2% in the first half of this year (-29.5% adjusted by extraordinary items).

During the first half of 2012, Media Capital has suffered the negative impact of the **deconsolidation of Productora Canaria de Programación (PCP) and Socater,** which now contribute through equity consolidation (versos Global consolidation before). Excluding this impact, revenues for the division would have fallen by 17.4% and EBITDA by 23.5%.

TVI, leader in FTA television in Portugal, has reached revenues of 69.25 million Euros, which implies a fall of 10.6% compared to the first half of 2011, which also shows an important improvement in the second quarter of the year. This fall is a result of the weakness in advertising revenues (-21.4%), which compares to the (estimated) fall of the Portuguese FTA advertising market of 22%. Additionally, the sale of programs and audiovisual rights falls by 10.1% versus the first half of 2011.

TVI maintains its leadership in the market and even gains in audience share both in 24 hrs (27.1% in 2Q 2012 compared to 26.3% in the first quarter of 2012 or 26.4% in the first half of 2011), and in Prime (31.0% in 2Q 2012 compared to 29.2% in the first quarter of 2012 or with 30.5% in the first half of 2011).

Education

EDUCATION- PUBLISHING	JANUARY - JUNE 2012	JANUARY - JUNE 2011	JANUARY - JUNE % Chg.	APRIL - JUNE 2012	APRIL - JUNE 2011	APRIL - JUNE % Chg.
Revenues	335,31	319,01	5,1%	142,87	133,23	7,2%
EBITDA	82,92	78,04	6,2%	13,36	15,23	(12,3%)
% margin	24,7%	24,5%		9,4%	11,4%	
EBIT	53,29	45,54	17,0%	(2,73)	(4,25)	35,8%
% margin	15,9%	14,3%		(1,9%)	(3,2%)	
One-offs in operating expenses	1,52	1,93		0,41	1,09	
Redundancies	1,52	1,93		0,41	1,09	
Adjusted EBITDA	84,44	79,97	5,6%	13,78	16,32	(15,6%)
% adjusted margin	25,2%	25,1%		9,6%	12,3%	
Adjusted EBIT	54,81	47,47	15,5%	(2,3)	(3,16)	26,7%
% adjusted margin	16,3%	14,9%		(1,6%)	(2,4%)	

Education revenues reached 335.31 million Euros in the first half of 2012; a 5.1% growth versus the first half of 2011. Recurring EBITDA reached 84.44 million Euros (+5.6%) implying an increase in margins from 25.1% to 25.2%.

As for the **geographical contribution**, we would highlight:

- **Growth in the Northern Area (+8.1%),** with strong improvements in **Mexico** (+9.4%) on the back of the good performance of Education Systems and **USA** (+28.6%), and weakness in Venezuela (-23.6%) where in 2011 part of the campaign was advanced and where in 2012 there is still an important part of the campaign to be registered.
- **Growth in the Southern Area of Latin America (+8.6%)** despite the negative consequences of the cycle in **Brazil** (-5.5%), with a solid performance of most countries: **Argentina** (+13.1%), **Chile** (+6.4%), **Peru** (+109.2%), **Bolivia** (+20.2%) or **Uruguay** (+28.7%).
- **Spain** sees its revenues fall by 8.3%, including a fall of 5.7% in Education (where the campaign is only starting and where there is an important part of it still to take place) and of 6.5% in Ediciones Generales (General Publishing).

The **FX change** has had a positive impact of 4.12 million Euros in revenues (excluding this impact, revenues would have grown by 3.8% instead of by 5.1%) and of 0.69 million Euros at EBITDA (excluding this impact, EBITDA would have grown by 5.4% instead of by 6.2%). In **Brazil** the impact on revenues has been negative (at constant currency, revenues in Brazil would have fallen by 3.2% instead of by 5.5%) and positive at EBITDA (without the FX impact, EBITDA would have grown by 9.9% instead of by 11.3%).

The geographical split of revenues in the Education division has been as follows::

January - June 2012


Others
11%
Brazil
28%
Mexico
14%
Colombia
2%
Chile
8%
Spain &
Portugal
16%
Argentina
9%
Peru
12%

January - June 2011


Others
11%
Brazil
31%
Mexico
14%
Colombia
4%
Chile
7%
Spain &
Portugal
19%
Argentina
8%
Peru
6%

Radio

RADIO	JANUARY - JUNE			APRIL - JUNE		
	2012	2011	% Chg.	2012	2011	% Chg.
Revenues	**169,55**	**185,05**	**(8,4%)**	**88,77**	**101,63**	**(12,7%)**
Advertising	*152,32*	*161,79*	*(5,9%)*	*79,63*	*87,67*	*(9,2%)*
Others	*17,23*	*23,26*	*(25,9%)*	*9,14*	*13,97*	*(34,6%)*
EBITDA	**30,01**	**37,42**	**(19,8%)**	**17,81**	**22,81**	**(21,9%)**
% margin	17,7%	20,2%		20,1%	22,4%	
EBIT	**21,05**	**26,46**	**(20,4%)**	**13,26**	**16,62**	**(20,2%)**
% margin	12,4%	14,3%		14,9%	16,3%	
One-offs in operating expenses	**0,48**	**9,14**		**0,16**	**6,89**	
Redundancies	0,48	9,14		0,16	6,89	
Adjusted EBITDA	**30,49**	**46,56**	**(34,5%)**	**17,97**	**29,69**	**(39,5%)**
% adjusted margin	18,0%	25,2%		20,2%	29,2%	
Adjusted EBIT	**21,54**	**35,60**	**(39,5%)**	**13,42**	**23,50**	**(42,9%)**
% adjusted margin	12,7%	19,2%		15,1%	23,1%	

In the first half of 2012 **revenues in Radio** reached 169.55 million Euros, which implies a fall of 8.4%.

This fall comes mainly on the back of **lower advertising revenues in Spain** (-15.8%) where local advertising has fallen by 25.2% (in line with the 24.4% fall of the first quarter of 2012) and national advertising, which had remained stable during the first quarter of 2012, shows for the first half a fall of 6.4%. **Latin American advertising has shown strong growth** (+13.5%), especially on the back of the growth in Colombia (+14.6%), Chile (+9.2%), Mexico (+20.6%) and Argentina (+34.4%).

The geographical contribution of the Radio division is as follows:

January - June 2012


Latam
39%
Spain
61%

January - June 2011


Latam
31%
Spain
69%

EBITDA in Radio reached 30.01 million Euros in the first half of 2012, which implies a fall of 19.8%. Excluding the impact of the redundancies made on the back of the efficiency plan, EBITDA would have fallen by 34.5%.

Press

PRESS*	JANUARY - JUNE 2012	JANUARY - JUNE 2011	JANUARY - JUNE % Chg.	APRIL - JUNE 2012	APRIL - JUNE 2011	APRIL - JUNE % Chg.
Revenues	**169,03**	**213,03**	**(20,7%)**	**82,87**	**103,28**	**(19,8%)**
Advertising	*66,16*	*78,08*	*(15,3%)*	*35,24*	*41,72*	*(15,5%)*
Circulation	*78,03*	*88,85*	*(12,2%)*	*37,15*	*41,82*	*(11,2%)*
Add-ons and others	*24,84*	*46,09*	*(46,1%)*	*10,48*	*19,74*	*(46,9%)*
EBITDA	**13,01**	**18,34**	**(29,0%)**	**7,85**	**15,93**	**(50,7%)**
% margin	7,7%	8,6%		9,5%	15,4%	
EBIT	**6,11**	**12,43**	**(50,9%)**	**4,34**	**12,98**	**(66,5%)**
% margin	3,6%	5,8%		5,2%	12,6%	
One-offs in operating expenses	**0,39**	**14,03**		**0,19**	**3,30**	
Redundancies	0,39	14,03		0,19	3,30	
Adjusted EBITDA	**13,40**	**32,36**	**(58,6%)**	**8,04**	**19,23**	**(58,2%)**
% adjusted margin	7,9%	15,2%		9,7%	18,6%	
Adjusted EBIT	**6,49**	**26,46**	**(75,5%)**	**4,53**	**16,28**	**(72,1%)**
% adjusted margin	3,8%	12,4%		5,5%	15,8%	

* Includes distribution.

The Press division reduces its **revenues** by 20.7% in the first half of 2012, reaching 169.03 million Euros. This is due to the weakness of the written press advertising market in Spain, to the fall in circulation numbers and to the positive impact that fiscal deductions had in the first half of 2011 (14.51 million Euros). Without these, revenues would have fallen by 15%.

Advertising revenues fall by 15.3% (El País -18% and As +5.6%), in line with the fall shown in the first quarter of the year. It is worth highlighting the **good performance of digital advertising revenues in Press** which have grown by 24.1% and represent 18.1% of total advertising revenues in this division

Circulation revenues fall by 12.2%. Contribution to this fall is explained in the following table:

	January-June 2012	January-June 2011	Chg. %
El País	343.156	382.908	(10,4%)
AS	183.334	194.639	(5,8%)
Cinco Días	30.932	32.316	(4,3%)

Fuente: Unaudited OJD as of May 2012 and internal sources

Circulation in **El País** falls by 10.4%, **As** falls by 5.8% and **Cinco Días** by 4.3%. In addition to the weakness in circulation shown by the written press sector, circulation at El País during the first half of 2011 was supported by a promotion which has not taken place in 2012. Promotions had a positive impact of 27.7 million Euros during the first half of 2011, whilst in the first half of 2012 this impact has been 10 million Euros lower.

EBITDA has reached 13.01 million Euros, a fall of 29.0% vs the first half of 2011. Excluding the impact of extraordinary redundancy expenses (0.39 million Euros in 2012 versus 14.03 million Euros in the first half of 2011) EBITDA would have fallen by 58.6%.

Digital Area

The digital activities of the Group reached revenues of 25.04 million Euros, a fall of 7.0% compared to the first half of 2011, due mainly to the fall in subsides and fiscal deductions (from 5.10 million Euros to 78 thousand Euros), and despite the growth in advertising revenues and digital products.

Digital advertising revenues reached 17.24 million Euros (+14.4%).

The impetus of the Group on the digital transformation of its businesses is clearly reflected in **increased traffic**,which has risen by 8.2% in the first half of the year, mainly on the back of Prisa Television, Elpais.com and Cincodias.com. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:


65,7
71,1
25,8
30,1
21,0
21,6
2,1
2,9
7,9
8,3
5,9
7,4
5,4
5,9
January-June 2011
January-June 2012
TOTAL
ELPAIS.com
AS.com
5Dias.com
Radio España
Radio Latam
Media Capital

Fuente: *Omniture site catalyst, Netscope y Certifica.com.*

The Group continues with its digital development in all its units with a very consumer-oriented model.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIX

I. Balance sheet

II. Total net financial position

III. Breakdown of Investments

IV. Cash flow statement

V. Breakdown of operating revenue

- V.I. By business line
- V.II By business unit
- V.III. By geographical origin

VI. Accumulated financial data by business unit

- VI.I. Breakdown of operating revenue
- VI.II Breakdown of advertising revenue
- VI.III Breakdown of operating expenses
- VI.IV Breakdown of EBITDA
- VI.V Breakdown of EBIT

VII. Quarterly financial data by business unit

- VII.I. Breakdown of operating revenue
- VII.II Breakdown of advertising revenue
- VII.III Breakdown of operating expenses
- VII.IV Breakdown of EBITDA
- VII.V Breakdown of EBIT

VIII. Other significant events

IX. Structure of the Group

X. Reconciliation between EBITDA and EBIT

Appendix I. BALANCE SHEET

€ Million	ASSETS 06/30/2012	ASSETS 12/31/2011
FIXED ASSETS	**6.188,38**	**6.178,70**
Property, plan and equipment	321,64	307,44
Goodwill	3.643,51	3.645,08
Intangible assets	335,72	331,26
Long term financial investments	64,94	121,69
Investment in associates	619,66	604,08
Deferred tax assets	1.200,65	1.166,69
Other non current assets	2,28	2,46
CURRENT ASSETS	**1.606,83**	**1.699,70**
Inventories	296,75	275,40
Accounts receivable	1.139,26	1.269,64
Short term financial investments	68,16	56,49
Cash & cash equivalents	102,66	98,16
ASSETS HELD FOR SALE	**3,27**	**0,13**
TOTAL ASSETS	**7.798,48**	**7.878,52**

€ Million	LIABILITIES 06/30/2012	LIABILITIES 12/31/2011
SHAREHOLDERS EQUITY	**2.491,24**	**2.218,04**
Issued capital	92,29	84,79
Reserves	1.899,49	1.991,39
Income attributable to the parent company	(61,14)	(451,22)
Minority interest	560,60	593,08
NON CURRENT LIABILITIES	**3.698,03**	**3.882,33**
Long term financial debt	3.220,78	3.176,49
Other long term financial liabilities	167,22	302,86
Deferred tax liabilities	29,91	30,41
Provisions	261,62	356,52
Other non current liabilities	18,51	16,05
CURRENT LIABILITIES	**1.609,21**	**1.778,16**
Short term financial debt	192,76	223,63
Other current financial liabilities	38,85	88,85
Trade accounts payable	1.082,36	1.180,07
Other short term liabilities	268,76	253,24
Accrual accounts	26,49	32,37
TOTAL LIABILITIES	**7.798,48**	**7.878,52**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million NET DEBT	06/30/2012	12/31/2011
Prisa (includes Media Capital)	3.255,63	3.200,93
Prisa TV	(12,92)	44,53
Net financial debt	**3.242,72**	**3.245,46**
Other financial debt	127,61	288,11
Total net debt	**3.370,33**	**3.533,58**

"**Other Financial Debt**" includes:

- The 124.25 million Euro liability from the obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- The 2.93 million Euro liability from the preferred dividend to be paid in July 2012 on the back of the early conversion of non voting B shares during June 2012.

On June 30th 2012, **the annual General Shareholders Meeting** approved a modification in the conditions of the minimum preferred dividend of the non voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the B share dividend liability (191.53 million Euros) against Reserves.

The **evolution of the Net Financial Debt** in the first half of 2012 is as follows:

Million Euros	06/30/2012	12/31/2011
Gross Financial Debt	3.413,53	3.400,12
Gross Cash	(170,82)	(154,65)
Net Financial Debt	**3.242,72**	**3.245,46**
Change in Net Financial Debt	**(2,75)**	
Cash Flow Generation	0,44	
Dédalo Net Debt	90,48	
Debt Ammortisation (Warrants)	(100,00)	
Other	6,33	

The **exercise of the 75 million Warrants** which took place in January 2012 (at two Euros per share) implied the issue of 75 million new ordinary shares, a cash inflow of 50 million Euros (more details in Appendix IV, Cash Flow Statement) and the amortization of 100 million Euros of debt, which lead to the total proceeds of 150 million Euros.

The deal with **Dédalo** implied the consolidation of its debt (92.8 million Euros), which in any case was already guaranteed by Grupo Prisa before the deal took place. The impact on the Company's net financial debt of the integration of Dédalo's debt is 90.48 million Euros.

"**Other**" includes elements such as FX impacts, debt formalization costs, refinancing costs etc.

Appendix III. BREAKDOWN OF INVESTMENTS

€ Million	CAPEX	Long term financial investments	TOTAL 2012
Audiovisual	**27,70**	**3,28**	**30,98**
Prisa TV	25,38	3,28	28,66
Media Capital	2,32	---	2,32
Education- Publishing	**29,53**	**---**	**29,53**
Radio	**2,16**	**---**	**2,16**
Radio in Spain	1,25	---	1,25
International Radio	0,87	---	0,87
Music	0,04	---	0,04
Press	**1,15**	**0,47**	**1,62**
El País	0,84	---	0,84
AS	0,17	---	0,17
Cinco Días	0,03	---	0,03
Others	0,12	0,47	0,59
Others	**8,04**	**0,03**	**8,07**
Digital	7,82	---	7,82
Prisa	0,04	0,03	0,08
Other	0,18	---	0,18
Total	68,59	3,78	72,37

Prisa TV's Capex includes the acquisition of digital cards and decoders as well as costs incurred in the processes of installing and activating new subscribers and investments in new IT projects for the rendering of TV services.

The capex in the Education area corresponds, not only to the investment in the production of text books, but also to the investments made in the Education systems which Santillana is commercializing in Latin America.

Of note in the **Digital** area is the Capex investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

Appendix IV. CASH FLOW STATEMENT

Million Euros	30/06/2012	30/06/2011
EBITDA	209,08	220,21
Provisions	(14,85)	(17,12)
Change in working capital	(6,82)	(191,99)
cash flow from operating activitiers	187,42	11,10
Capex	(68,59)	(114,70)
Financial investments	2,27	(16,35)
Disinvestments	0,40	5,25
Cash flow from investing activities	(65,92)	(125,80)
Interests paid	(58,14)	(57,93)
Dividends paid	(26,30)	(28,11)
Dividends recieved	9,77	25,25
Financing of associates (Dédalo debt Repayment)	(15,62)	(22,47)
Warrants exercise	50,02	1,76
Other	(6,13)	(12,48)
Cash flow from financing activities	(46,40)	(93,98)
Taxes paid	(33,33)	(28,08)
Other	(42,20)	(25,66)
Cash flow	(0,44)	(262,41)
Sale of 10% of Media Capital	0,00	23,74
Cash flow from special operations	0,00	23,74
Cash flow after special operations	(0,44)	(238,66)

The investment in Working Capital is due mainly to:

- Prisa Education where several pending payments from 2011 have been made and given that the education campaign of Brazil has been larger than that of other years
- Prisa TV which:

a) Has not had to face extraordinaries like in 2011 such as the ONO sentence payment and that of Espanyol
b) The positive impact of the ONO agreement which has ended the lawsuits with this company (as explained before (page 7), and
c) Part of the payments for the football audiovisual rights has not yet been made for the 2012-2013 championship.

The warrants exercise (which took place in the first quarter of 2012) does not include the full proceeds (150 million Euros) as 100 million Euros have been directly applied to debt amortization, and only 50 million Euros are considered as cash inflow.

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of operating revenue by business line, business unit and geographical origin:

V.I. By business line

January-June 2012	January-June 2011


35%
1%
22%
26%
1%
6%
8%
33%
1%
23%
23%
3%
6%
10%
DTH Subscribers
Subscribers from other operators
Advertising
Books and Training
Audiovisual Producion
Newspapers and Magazines
Others

V.II. By business unit

January-June 2012


Press
13%
Audiovisual
47%
Education-
Publishing
26%
Radio
13%

January-June 2011


Press
16%
Audiovisual
47%
Education-
Publishing
24%
Radio
14%

Note. Most of the revenues in "Others" is compensated by the consolidation adjustments at Group level

V.III. By geographical origin

January-June 2012


34%
66%
Spain
International

January-June 2011


31%
69%

In the first half of 2012, 34.2% of revenue came from the international area (compared to 30.9% in the same period of 2011), of which 64.3% came from Santillana, 19.1% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-June 2012


Others
10%
Perú
9%
Brasil
21%
Portugal
20%
México
13%
Colombia
11%
Argentina
8%
Chile
9%

January-June 2011


Perú
4%
Others
10%
Brasil
24%
México
12%
Portugal
24%
Argentina
7%
Chile
8%
Colombia
11%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (41% of the total international). The growth in revenues from Latin America remains strong (+10.0%).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - JUNE		
€ Million	2012	2011	% Chg.
Audiovisual	**594,00**	**632,91**	**(6,1%)**
Prisa TV *	505,79	506,21	(0,1%)
Subscribers	452,80	448,20	1,0%
Advertising	8,87	8,52	4,1%
Others	44,12	49,49	(10,8%)
Media Capital	90,92	118,01	(23,0%)
Consolidation Adjustments	(2,71)	8,69	(131,2%)
Education - Publishing	**335,31**	**319,01**	**5,1%**
Spain & Portugal	54,80	60,38	(9,2%)
Latam & USA	280,51	258,63	8,5%
Radio	**169,55**	**185,05**	**(8,4%)**
Radio in Spain	101,06	124,08	(18,6%)
International Radio	66,15	57,79	14,5%
Music	5,85	7,80	(25,0%)
Consolidation Adjustments	(3,51)	(4,62)	24,1%
Press	**169,03**	**213,03**	**(20,7%)**
El Pais	111,98	141,18	(20,7%)
AS	34,07	39,78	(14,4%)
Cinco Días	7,20	9,07	(20,6%)
Magazines	11,55	16,44	(29,8%)
Distribution	8,44	9,37	(10,0%)
Consolidation Adjustments	(4,21)	(2,83)	(49,1%)
Other Revenues	**62,95**	**52,16**	**20,7%**
Prisa Brand Solutions	13,11	12,37	6,0%
Printing**	13,70	---	---
Others***	36,15	39,79	(9,2%)
Consolidation Adjustments	**(53,24)**	**(51,39)**	**(3,6%)**
TOTAL	**1.277,59**	**1.350,77**	**(5,4%)**

*Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	JANUARY - JUNE		
€ Million	2012	2011	% Chg.
Audiovisual	**66,47**	**79,19**	**(16,1%)**
Prisa TV	8,87	8,52	4,1%
Media Capital	57,60	70,67	(18,5%)
Radio	**152,32**	**161,79**	**(5,9%)**
Radio in Spain	91,10	107,90	(15,6%)
International Radio	61,20	53,64	14,1%
Music	0,09	0,39	(77,4%)
Consolidation Adjustments	(0,07)	(0,14)	54,5%
Press	**66,16**	**78,08**	**(15,3%)**
El Pais	46,79	57,03	(18,0%)
AS	10,83	10,26	5,6%
Cinco Días	4,17	4,67	(10,8%)
Magazines	4,50	6,24	(27,9%)
Consolidation Adjustments	(0,12)	(0,12)	(6,9%)
Others	**0,62**	**1,23**	**(49,2%)**
Consolidation Adjustments	**(3,36)**	**(4,43)**	**24,2%**
TOTAL	282,21	315,87	(10,7%)

VI.III. Operating Expenses

OPERATING EXPENSES	JANUARY - JUNE		
€ Million	2012	2011	% Chg.
Audiovisual	**600,08**	**573,74**	**4,6%**
Prisa TV*	522,77	472,62	10,6%
Media Capital	80,03	101,41	(21,1%)
Consolidation Adjustments	(2,71)	(0,29)	---
Education - Publishing	**282,02**	**273,47**	**3,1%**
Spain & Portugal	64,53	70,76	(8,8%)
Latam & USA	217,49	202,71	7,3%
Radio	**148,49**	**158,59**	**(6,4%)**
Radio in Spain	92,23	107,15	(13,9%)
International Radio	53,41	46,48	14,9%
Music	6,36	9,58	(33,6%)
Consolidation adjustments	(3,51)	(4,62)	24,1%
Press	**162,92**	**200,60**	**(18,8%)**
El Pais	111,17	137,72	(19,3%)
AS	28,30	31,73	(10,8%)
Cinco Dias	7,00	8,77	(20,2%)
Magazines	12,64	15,75	(19,7%)
Distribution	8,23	8,86	(7,1%)
Consolidation Adjustments	(4,41)	(2,23)	(97,9%)
Other Expenses	**90,87**	**80,04**	**13,5%**
Prisa Brand Solutions	14,16	12,80	10,6%
Printing**	15,72	---	---
Others***	61,00	67,23	(9,3%)
Consolidation Adjustments	**(55,16)**	**(52,89)**	**(4,3%)**
TOTAL	**1.229,22**	**1.233,54**	**(0,3%)**

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

VI.IV. EBITDA

EBITDA	JANUARY - JUNE		
€ Million	2012	2011	% Chg.
Audiovisual	**103,37**	**109,28**	**(5,4%)**
% margin	**17,4%**	**17,3%**	
Prisa TV*	86,67	77,69	11,6%
% margin	17,1%	15,3%	
Media Capital	16,69	22,61	(26,2%)
% margin	18,4%	19,2%	
Consolidation Adjustments	0,00	8,98	(100,0%)
Education - Publishing	**82,92**	**78,04**	**6,2%**
% margin	**24,7%**	**24,5%**	
Spain&Portugal	(3,59)	0,03	---
% margin	(6,5%)	0,0%	
Latam & USA	86,50	78,01	10,9%
% margin	30,8%	30,2%	
Radio	**30,01**	**37,42**	**(19,8%)**
% margin	**17,7%**	**20,2%**	
Radio in Spain	14,04	24,21	(42,0%)
% margin	13,9%	19,5%	
International Radio	16,30	14,40	13,2%
% margin	24,6%	24,9%	
Music	(0,33)	(1,20)	72,5%
% margin	(5,6%)	(15,3%)	
Press	**13,01**	**18,34**	**(29,0%)**
% margin	**7,7%**	**8,6%**	
El Pais	6,29	8,10	(22,3%)
% margin	5,6%	5,7%	
AS	6,55	8,70	(24,8%)
% margin	19,2%	21,9%	
Cinco Dias	0,39	0,49	(20,2%)
% margin	5,4%	5,3%	
Magazines	(0,9)	0,84	---
% margin	(8,0%)	5,1%	
Distribution	0,50	0,80	(37,7%)
% margin	5,9%	8,5%	
Others	**(20,21)**	**(22,87)**	**11,6%**
Prisa Brand Solutions	(0,81)	(0,16)	---
% margin	(6,2%)	(1,3%)	
Printing**	0,48	---	---
% margin	0,0%		
Others***	(19,88)	(22,71)	12,5%
TOTAL	**209,08**	**220,21**	**(5,1%)**
% margin	**16,4%**	**16,3%**	

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VI.V. EBIT

EBIT	JANUARY - JUNE		
€ Million	**2012**	**2011**	**% Chg.**
Audiovisual	**(6,08)**	**59,17**	**(110,3%)**
% margin	**(1,0%)**	**9,3%**	
Prisa TV*	(16,97)	33,60	(150,5%)
% margin	(3,4%)	6,6%	
Media Capital	10,89	16,59	(34,3%)
% margin	12,0%	14,1%	
Consolidation Adjustments	0,00	8,98	(100,0%)
Education - Publishing	**53,29**	**45,54**	**17,0%**
% margin	**15,9%**	**14,3%**	
Spain&Portugal	(9,73)	(10,38)	6,3%
% margin	(17,8%)	(17,2%)	
Latam&USA	63,02	55,92	12,7%
% margin	22,5%	21,6%	
Radio	**21,05**	**26,46**	**(20,4%)**
% margin	**12,4%**	**14,3%**	
Radio in Spain	8,83	16,93	(47,9%)
% margin	8,7%	13,6%	
International Radio	12,73	11,30	12,7%
% margin	19,3%	19,6%	
Music	(0,51)	(1,78)	71,5%
% margin	(8,7%)	(22,8%)	
Press	**6,11**	**12,43**	**(50,9%)**
% margin	**3,6%**	**5,8%**	
El Pais	0,82	3,46	(76,4%)
% margin	0,7%	2,5%	
AS	5,77	8,06	(28,4%)
% margin	16,9%	20,3%	
Cinco Dias	0,20	0,30	(32,2%)
% margin	2,8%	3,3%	
Magazines	(1,11)	0,70	---
% margin	(9,6%)	4,2%	
Distribution	0,22	0,52	(58,4%)
% margin	2,5%	5,5%	
Others	**(26,00)**	**(26,38)**	**1,4%**
Prisa Brand Solutions	(1,05)	(0,44)	(140,7%)
% margin	(8,0%)	(3,5%)	
Printing**	(2,02)	---	---
% margin	(14,7%)		
Others***	(22,94)	(25,94)	11,6%
TOTAL	**48,36**	**117,23**	**(58,7%)**
% margin	**3,8%**	**8,7%**	

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix VII. QUARTERLY DATA BY BUSINESS UNIT

VII.I. Operating Revenues

OPERATING REVENUES	2012**		2011*		%Chg.2012/2011	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**294,53**	**299,47**	**313,67**	**319,24**	**(6,1%)**	**(6,2%)**
Prisa TV	256,04	249,75	254,21	252,00	0,7%	(0,9%)
Subscribers	228,71	224,09	224,88	223,32	1,7%	0,3%
Advertising	4,33	4,55	4,20	4,32	2,9%	5,3%
Others	23,01	21,12	25,13	24,36	(8,4%)	(13,3%)
Media Capital	40,05	50,87	53,55	64,46	(25,2%)	(21,1%)
Consolidation Adjustments	(1,55)	(1,16)	5,91	2,78	(126,3%)	(141,6%)
Education - Publishing	**192,44**	**142,87**	**185,78**	**133,23**	**3,6%**	**7,2%**
Spain & Portugal	7,31	47,49	6,09	54,29	19,9%	(12,5%)
Latam & USA	185,13	95,38	179,69	78,94	3,0%	20,8%
Radio	**78,97**	**90,58**	**83,42**	**101,63**	**(5,3%)**	**(10,9%)**
Radio in Spain	48,86	52,20	56,89	67,19	(14,1%)	(22,3%)
International Radio	29,97	36,17	26,29	31,50	14,0%	14,8%
Music	1,79	4,06	2,89	4,91	(38,0%)	(17,3%)
Consolidation Adjustments	(1,66)	(1,85)	(2,65)	(1,97)	37,5%	5,9%
Press	**86,15**	**82,87**	**109,75**	**103,28**	**(21,5%)**	**(19,8%)**
El Pais	58,61	53,38	75,53	65,65	(22,4%)	(18,7%)
AS	16,34	17,72	18,85	20,93	(13,3%)	(15,3%)
Cinco Días	3,54	3,66	4,27	4,80	(17,2%)	(23,7%)
Magazines	5,52	6,03	8,02	8,43	(31,1%)	(28,5%)
Distribution	4,13	4,31	4,49	4,89	(7,9%)	(11,9%)
Consolidation Adjustments	(1,99)	(2,22)	(1,41)	(1,42)	(41,8%)	(56,6%)
Other Revenues	**24,02**	**38,94**	**25,60**	**26,55**	**(6,2%)**	**46,6%**
Prisa Brand Solutions	6,54	6,56	6,30	6,07	3,9%	8,2%
Printing**	---	13,70	---	---	---	---
Others***	17,48	18,67	19,30	20,49	(9,5%)	(8,9%)
Consolidation adjustments	**(24,55)**	**(28,70)**	**(27,30)**	**(24,37)**	**10,1%**	**(17,8%)**
TOTAL	**651,56**	**626,03**	**690,93**	**659,84**	**(5,7%)**	**(5,1%)**

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VII.II. Advertising

ADVERTISING	2012**		2011*		%Chg.2012/2011	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**29,62**	**36,85**	**35,32**	**43,87**	**(16,2%)**	**(16,0%)**
Prisa TV	4,33	4,55	4,20	4,32	2,9%	5,3%
Media Capital	25,29	32,31	31,12	39,55	(18,7%)	(18,3%)
Radio	**70,88**	**81,44**	**74,13**	**87,67**	**(4,4%)**	**(7,1%)**
Radio in Spain	43,55	47,55	49,54	58,37	(12,1%)	(18,5%)
International Radio	27,36	33,85	24,50	29,14	11,6%	16,1%
Music	0,04	0,05	0,12	0,27	(70,2%)	(80,8%)
Consolidation adjustments	(0,06)	(0,01)	(0,04)	(0,10)	(55,3%)	94,3%
Press	**30,92**	**35,24**	**36,36**	**41,72**	**(15,0%)**	**(15,5%)**
El Pais	22,47	24,32	26,51	30,53	(15,2%)	(20,3%)
AS	4,54	6,29	4,66	5,59	(2,7%)	12,5%
Cinco Días	2,02	2,15	2,31	2,37	(12,4%)	(9,2%)
Magazines	1,96	2,54	2,98	3,26	(34,3%)	(22,0%)
Consolidation adjustments	(0,07)	(0,05)	(0,10)	(0,02)	26,3%	(157,1%)
Others* **	**0,24**	**0,39**	**0,59**	**0,63**	**(60,0%)**	**(39,1%)**
Consolidation adjustments	**(1,58)**	**(1,78)**	**(2,39)**	**(2,04)**	**33,9%**	**12,7%**
TOTAL	**130,07**	**152,14**	**144,01**	**171,86**	**(9,7%)**	**(11,5%)**

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VII.III. Operating Expenses

OPERATING EXPENSES	2012**		2011*		%Chg.2012/2011	
€ Million	Q1	Q2	Q1	T2	Q1	Q2
Audiovisual	**290,38**	**309,71**	**303,55**	**270,19**	**(4,3%)**	**14,6%**
Prisa TV	253,27	269,50	254,16	218,45	(0,4%)	23,4%
Media Capital	38,66	41,37	49,58	51,84	(22,0%)	(20,2%)
Consolidation adjustments	(1,55)	(1,16)	(0,19)	(0,10)	---	---
Education - Publishing	**136,42**	**145,60**	**135,99**	**137,48**	**0,3%**	**5,9%**
Spain & Portugal	27,36	37,18	26,91	43,85	1,6%	(15,2%)
Latam & USA	109,06	108,43	109,07	93,64	(0,0%)	15,8%
Radio	**71,18**	**77,32**	**73,57**	**85,02**	**(3,3%)**	**(11,2%)**
Radio in Spain	44,72	47,51	49,31	57,84	(9,3%)	(30,0%)
International Radio	25,71	27,71	23,49	22,99	9,4%	20,5%
Music	2,41	3,95	3,41	6,16	(29,4%)	(35,9%)
Consolidation adjustments	(1,66)	(1,85)	(2,65)	(1,97)	37,4%	---
Press	**84,39**	**78,53**	**110,30**	**90,30**	**(23,5%)**	**(13,0%)**
El Pais	58,68	52,49	78,04	59,69	(24,8%)	(12,1%)
AS	13,96	14,33	15,86	15,87	(12,0%)	(9,7%)
Cinco Dias	3,45	3,55	4,91	3,86	(29,9%)	(8,0%)
Magazines	6,32	6,32	8,45	7,30	(25,2%)	(13,3%)
Distribution	4,10	4,13	4,42	4,44	(7,2%)	(7,0%)
Consolidation adjustments	(2,11)	(2,30)	(1,38)	(0,85)	(52,8%)	(171,6%)
Other Expenses	**37,46**	**53,41**	**40,90**	**39,14**	**(8,4%)**	**36,5%**
Prisa Brand Solutions	7,20	6,96	6,54	6,26	10,1%	11,1%
Printing**	---	15,72	---	---		
Others***	30,26	30,74	34,36	32,88	(11,9%)	(6,5%)
Consolidation adjustments	**(23,47)**	**(31,70)**	**(26,76)**	**(26,14)**	**12,3%**	**(21,3%)**
TOTAL	**596,36**	**632,87**	**637,55**	**595,99**	**(6,5%)**	**6,2%**

*Distribution has been consolidated into Press

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VII.IV. EBITDA

EBITDA	2012**		2011*		%Chg.2012/2011	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**30,91**	**72,46**	**34,92**	**74,36**	**(11,5%)**	**(2,6%)**
% margin	**10,5%**	**24,2%**	**11,1%**	**23,3%**		
Prisa TV	26,60	60,07	21,86	55,83	21,7%	7,6%
% margin	10,4%	24,1%	8,6%	22,2%		
Media Capital	4,31	12,38	6,96	15,65	(38,1%)	(20,9%)
% margin	10,8%	24,3%	13,0%	24,3%		
Consolidation Adjustments	0,00	0,00	6,10	2,88		
Education - Publishing	**69,55**	**13,36**	**62,81**	**15,23**	**10,7%**	**(12,3%)**
% margin	**36,1%**	**9,4%**	**33,8%**	**11,4%**		
Spain&Portugal	(18,18)	14,59	(18,20)	18,23	0,1%	(20,0%)
% margin	(248,7%)	30,7%	(298,7%)	33,6%		
Latam&USA	87,73	(1,23)	81,01	(3,00)	8,3%	59,1%
% margin	47,4%	(1,3%)	45,1%	(3,8%)		
Radio	**12,20**	**17,81**	**14,62**	**22,80**	**(16,6%)**	**(21,9%)**
% margin	**15,4%**	**19,7%**	**17,5%**	**22,4%**		
Radio in Spain	6,77	7,27	10,64	13,57	(36,4%)	(46,4%)
% margin	13,9%	13,9%	18,7%	20,2%		
International Radio	5,97	10,33	4,18	10,22	42,6%	1,1%
% margin	19,9%	28,6%	15,9%	32,4%		
Music	(0,5)	0,19	(0,21)	(0,99)	(151,0%)	119,0%
% margin	(28,8%)	4,6%	(7,1%)	(20,2%)		
Press	**5,16**	**7,85**	**2,41**	**15,93**	**114,3%**	**(50,7%)**
% margin	**6,0%**	**9,5%**	**2,2%**	**14,8%**		
El Pais	2,66	3,63	(0,16)	8,26	---	(56,0%)
% margin	4,5%	6,8%	(0,2%)	12,6%		
AS	2,75	3,80	3,32	5,38	(17,3%)	(29,4%)
% margin	16,8%	21,4%	17,6%	25,7%		
Cinco Dias	0,19	0,20	(0,56)	1,04	133,3%	(80,7%)
% margin	5,3%	5,5%	(13,1%)	21,8%		
Magazines	(0,7)	(0,21)	(0,38)	1,224	(86,7%)	(117,0%)
% margin	(12,9%)	(3,5%)	(4,8%)	14,5%		
Distribution	0,16	0,33	0,21	0,59	(22,4%)	(43,6%)
% margin	3,9%	7,7%	4,7%	12,1%		
Others	**(12,68)**	**(7,53)**	**(14,32)**	**(8,55)**	**11,5%**	**12,0%**
Prisa Brand Solutions	(0,53)	(0,28)	(0,10)	(0,06)	---	---
% margin	(8,2%)	(4,3%)	(1,7%)	(0,9%)		
Printing**	—	0,483	---	---		
% margin	—	3,5%	---	---		
Others***	(12,15)	(7,73)	(14,22)	(8,50)	14,6%	9,0%
TOTAL	**105,14**	**103,95**	**100,43**	**119,78**	**4,7%**	**(13,2%)**
% margin	**16,1%**	**16,6%**	**14,5%**	**18,2%**		

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VII.V. EBIT

EBIT	2012**		2011*		%Chg.2012/2011	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**4,16**	**(10,2)**	**10,11**	**49,05**	**(58,9%)**	**(120,9%)**
% margin	**1,4%**	**(3,4%)**	**3,2%**	**15,4%**		
Prisa TV	2,77	(19,75)	0,05	33,55	---	(158,9%)
% margin	1,1%	(7,9%)	0,0%	13,3%		
Media Capital	1,38	9,51	3,97	12,62	(65,2%)	(24,7%)
% margin	3,5%	18,7%	7,4%	19,6%		
Consolidation Adjustments	0,00	0,00	6,10	2,88	---	---
Education - Publishing	**56,02**	**(2,73)**	**49,80**	**(4,25)**	**12,5%**	**35,8%**
% margin	**29,1%**	**(1,9%)**	**26,8%**	**(3,2%)**		
Spain&Portugal	(20,05)	10,32	(20,82)	10,44	3,7%	(1,2%)
% margin	(274,3%)	21,7%	(341,6%)	19,2%		
Latam&USA	76,06	(13,05)	70,62	(14,69)	7,7%	11,2%
% margin	41,1%	(13,7%)	39,3%	(18,6%)		
Radio	**7,79**	**13,26**	**9,85**	**16,62**	**(20,9%)**	**(20,2%)**
% margin	**9,9%**	**14,6%**	**11,8%**	**16,3%**		
Radio in Spain	4,14	4,69	7,58	9,36	(45,4%)	(49,9%)
% margin	8,5%	9,0%	13,3%	13,9%		
International Radio	4,27	8,47	2,79	8,51	52,9%	(0,6%)
% margin	14,2%	23,4%	10,6%	27,0%		
Music	(0,61)	0,11	(0,52)	(1,26)	(18,1%)	108,5%
% margin	(34,2%)	2,6%	(18,0%)	(25,6%)		
Press	**1,76**	**4,34**	**(0,54)**	**12,98**	**---**	**(66,5%)**
% margin	**2,0%**	**5,2%**	**(0,6%)**	**12,1%**		
El Pais	(0,07)	0,89	(2,51)	5,97	97,3%	(85,2%)
% margin	(0,1%)	1,7%	(3,3%)	9,1%		
AS	2,38	3,39	2,99	5,07	(20,3%)	(33,2%)
% margin	14,6%	19,1%	15,8%	24,2%		
Cinco Dias	0,10	0,11	(0,64)	0,94	114,9%	(88,6%)
% margin	2,7%	2,9%	(14,9%)	19,5%		
Magazines	(0,81)	(0,30)	(0,43)	1,13	(87,1%)	(126,1%)
% margin	(14,7%)	(4,9%)	(5,4%)	13,4%		
Distribution	0,04	0,18	0,07	0,45	(50,0%)	(60,0%)
% margin	0,8%	4,2%	1,5%	9,2%		
Others	**(14,53)**	**(11,48)**	**(15,84)**	**(10,54)**	**8,3%**	**(8,9%)**
Prisa Brand Solutions	(0,66)	(0,39)	(0,24)	(0,20)	(172,7%)	(101,0%)
% margin	(10,1%)	(6,0%)	(3,8%)	(3,2%)		
Printing**	---	(2,02)	---	---	---	---
% margin	---	(14,7%)	---	---		
Others***	(13,87)	(9,07)	(15,60)	(10,34)	11,1%	12,3%
TOTAL	**55,20**	**(6,84)**	**53,38**	**63,85**	**3,4%**	**(110,7%)**
% margin	**8,5%**	**(1,1%)**	**7,7%**	**9,7%**		

*Distribution has been consolidated into Press.
** The printing business is being fully integrated since April, 2012.
*** Others include mainly Head Quarters.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) Canal+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

2) With the approval of the refinancing process announced in December 2011, the mechanisms for the exercise of 75 million warrants by Timón, PRISA's reference shareholder, Mr. Martin Franklin, and Mr. Nicolas Berggruen, for the amount of 150,000,000 Euros into shares of PRISA, were activated, and with the formalization and exercise of the warrants on January 3rd 2012, the new terms of PRISA's debt come into effect.

3) During the first quarter of 2012, as a result of the partial implementation of **the monetary capital increase**, PRISA increased its capital with 75,009,704 shares of class A common stock, corresponding to the thirteenth to the fifteenth PRISA warrant exercise periods (exercise of 75,009,704 warrants at a price of 2 euros per share).

   Also in 2011, **conversion rights** were exercised to convert a total of 11,365,992 class B shares into an equal number of class A shares.

4) In relation to the fiscal treatment of the deductibility of financial expenses (limitation included in the Real Decreto-Ley 12/2012, of March 30th 2012, published in the BOE on March 31st), PRISA published a "relevant event" note, specifying the following:
   a) the measure does not imply an additional cash outflow in the consolidated fiscal group of PRISA in 2012, nor is it expected to have any impact in terms of cash flow in the coming fiscal years. b) the financial expenses which are non-deductible, according to the Real Decreto, will be deductible with the same limit in the coming 18 financial years. Therefore this measure is also not expected to have any impact in the P&L of the coming years.º

5) **The No. 36 First Instance Court of Madrid** submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid, obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

   Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. The petition was re-presented to the Judge in charge of the process, who also rejected the request. AVS has lodged a notice of appeal which is pending resolution before the Provincial Courts of Barcelona. Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The Court has rejected AVS petition of considering them as ordinary being pending the resolution by the Provincial Court of Barcelona.

   Finally, the total amount of credits that the insolvency administrators have recognized to AVS stands at over 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans - which includes, as well as the aforementioned 122 million, the total corresponding to the very claim that resulted in the sentence, for the period of February 2008 to June 2009). This recognition is not firm, because there are several unresolved bankruptcy incidents on the credit rating, which AVS claims as ordinary in front of the Provincial Court of Barcelona, once the Court has initially rejected AVS petition.

   On December 23rd 2011, the Mercantile Court num.7 of Barcelona pronounced a sentence rejecting the opposition formulated by AVS, and approved the advanced proposal of agreement and ceasing the effects of insolvency. AVS has presented an appeal against the sentence of the Mercantile Court Num.7 of Barcelona, and simultaneously against all the resolutions issued during the Agreement, which according to the Solvency Law , are appealable in the current procedural phase, and which have rejected the incidents issued by AVS and destined to the correct integration of the asset and liability masses in the Insolvency process. These appeals are currently pending a solution by the Provincial Court of Barcelona.

Appendix IX. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
· Prisa TV	· Education	· Radio in Spain	· El País
· Media Capital*	· General Publishing	· International Radio	· As
		· Gran Vía Musical	· Cinco Días
			· Magazines
			· Distribution

As of 3Q 2011, the Distribution business is included in the Press division. In In addition, the Group has other business activities such as Ad Sales and Printing (Dédalo).

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

Appendix X. Pro forma reconciliation between EBITDA and EBIT for the first half of 2012 and 2011.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros)	JANUARY-JUNE	
GRUPO PRISA	**2012**	**2011**
Adjusted EBITDA	**209.084**	**220.205**
Depreciation and amortization charge	(90.198)	(82.243)
Variation in operating allowances	(69.224)	(17.120)
Impairment losses of assets	(1.299)	(3.613)
Impairment losses of goodwill	0	0
Profit from operations	**48.363**	**117.229**

AUDIOVISUAL	**2012**	**2011**
Adjusted EBITDA	**103.365**	**109.278**
Depreciation and amortization charge	(49.734)	(46.579)
Variation in operating allowances	(59.709)	(3.532)
Impairment losses of assets	(2)	0
Impairment losses of goodwill	0	0
Profit from operations	**(6.079)**	**59.167**

Prisa TV	**2012**	**2011**
Adjusted EBITDA	86.674	77.689
Depreciation and amortization charge	(44.050)	(40.822)
Variation in operating allowances	(59.597)	(3.271)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	(16.973)	33.596

Media Capital	**2012**	**2011**
Adjusted EBITDA	**16.691**	**22.612**
Depreciation and amortization charge	(5.684)	(5.757)
Variation in operating allowances	(112)	(261)
Impairment losses of assets	(2)	0
Impairment losses of goodwill	0	0
Profit from operations	**10.894**	**16.594**

Other	**2012**	**2011**
Adjusted EBITDA	0	8.977
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	0	8.977

(Thousands of euros)	JANUARY-JUNE	
EDUCATION	**2012**	**2011**
Adjusted EBITDA	**82.916**	**78.043**
Depreciation and amortization charge	(22.646)	(20.033)
Variation in operating allowances	(5.688)	(8.854)
Impairment losses of assets	(1.295)	(3.612)
Impairment losses of goodwill	0	0
Profit from operations	**53.287**	**45.544**

RADIO	2012	2011
Adjusted EBITDA	**30.008**	**37.421**
Depreciation and amortization charge	(6.860)	(7.663)
Variation in operating allowances	(2.092)	(3.295)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**21.055**	**26.463**

Radio in Spain	2012	2011
Adjusted EBITDA	**14.037**	**24.212**
Depreciation and amortization charge	(4.201)	(4.750)
Variation in operating allowances	(1.008)	(2.528)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8.828**	**16.934**

International Radio	2012	2011
Adjusted EBITDA	**16.299**	**14.404**
Depreciation and amortization charge	(2.472)	(2.307)
Variation in operating allowances	(1.093)	(792)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**12.733**	**11.305**

Other	2012	2011
Adjusted EBITDA	**(328)**	**(1.195)**
Depreciation and amortization charge	(187)	(606)
Variation in operating allowances	9	25
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(506)**	**(1.776)**

(Thousands of euros)

	JANUARY-JUNE	
PRESS	**2012**	**2011**
Adjusted EBITDA	**13.011**	**18.336**
Depreciation and amortization charge	(5.004)	(4.920)
Variation in operating allowances	(1.901)	(985)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**6.106**	**12.431**

El País	**2012**	**2011**
Adjusted EBITDA	**6.292**	**8.096**
Depreciation and amortization charge	(4.210)	(4.149)
Variation in operating allowances	(1.264)	(486)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**818**	**3.461**

AS	**2012**	**2011**
Adjusted EBITDA	**6.545**	**8.701**
Depreciation and amortization charge	(340)	(315)
Variation in operating allowances	(434)	(329)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**5.771**	**8.057**

Cinco Días	**2012**	**2011**
Adjusted EBITDA	**387**	**485**
Depreciation and amortization charge	(155)	(145)
Variation in operating allowances	(30)	(42)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**202**	**298**

Distribution	**2012**	**2011**
Adjusted EBITDA	**496**	**796**
Depreciation and amortization charge	(226)	(219)
Variation in operating allowances	(55)	(60)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**215**	**517**

Other	**2012**	**2011**
Adjusted EBITDA	**(709)**	**258**
Depreciation and amortization charge	(73)	(92)
Variation in operating allowances	(118)	(68)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(900)**	**98**

OTHER	**2012**	**2011**
Adjusted EBITDA	**(20.216)**	**(22.873)**
Depreciation and amortization charge	(5.954)	(3.048)
Variation in operating allowances	166	(454)
Impairment losses of assets	(1)	(1)
Impairment losses of goodwill	0	0
Profit from operations	**(26.005)**	**(26.376)**

ANNEX I

GENERAL

1st	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2012

CLOSING DATE OF PERIOD 06/30/2012

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

Hasta donde alcanza nuestro conocimiento, las cuentas anuales resumidas que se presentan, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen las imagen fiel del patrimonio, de la situación financiera y de los resultados del emisor, o de las empresas comprendidas en la consolidación tomadas en su conjunto, y el informe de gestión intermedio incluye un análisis fiel de la información exigida.

Observations on the above statement/(s):

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN
MR. FERNANDO ABRIL-MARTORELL	CHIEF EXECUTIVE OFFICER
MR. MANUEL POLANCO MORENO	VICEPRESIDENT
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MS. AGNÉS NOGUERA BOREL	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. MARTIN FRANKLIN	DIRECTOR
MR. NICOLAS BERGGRUEN	DIRECTOR
MR. HARRY E. SLOAN	DIRECTOR

Date this half-yearly financial report is signed by the competet governing body: July 20,2012

IV. SELECTED FINANCIAL INFORMATION
1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) NON-CURRENT ASSETS	0040	5,525,062	5,617,679
1. Intangible assets:	0030	6,416	7,772
a) Goodwill	0031		
b) Other intangible assets	0032	6,416	7,772
2. Property, plant and equipment	0033	1,773	1,924
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	5,180,554	5,271,593
5. Long-term financial investments	0036	8,829	8,826
6. Deferred tax assets	0037	327,490	327,564
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	297,430	264,868
1. Non-current assets held for sale	0050		
2. Inventories	0055		
3. Trade and other receivables:	0060	103,622	55,777
a) Trade receivables for sales and services	0061	40,289	40,215
b) Other receivables	0062	4,955	4,967
c) Current tax assets	0063	58,378	10,595
4. Short-term investments in group companies and associates	0064	173,467	205,256
5. Short-term financial investments	0070		
6. Current accrual accounts	0071	1,332	1,710
7. Cash and cash equivalents	0072	19,009	2,125
TOTAL ASSETS (A+B)	0100	5,822,492	5,882,547

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) EQUITY (A.1+ A.2+ A.3)	0195	950,754	685,542
A.1) CAPITAL AND RESERVES	0180	950,754	685,542
1. Share Capital:	0171	92,287	84,786
a) Authorized capital	0161	92,287	84,786
b) Less: Uncalled capital	0162		
2. Share premium	0172	790,324	437,879
3. Reserves	0173	163,782	782,466
4. Less: Treasury stock	0174	(1,940)	(2,505)
5. Profit/loss brought forward	0178		
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(93,518)	(616,903)
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	(181)	(181)
A.2) VALUATION ADJUSTMENTS	0188	0	0
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	3,622,181	3,740,855
1. Long-term provisions	0115	473,131	452,088
2. Long-term debts	0116	3,101,491	3,241,150
a) Bank borrowings and bonds and other negotiable securities	0131	3,051,964	3,049,203
b) Other non-current financial liabilities	0132	49,527	191,947
3. Long-term payable to group and associates companies	0117	46,775	46,833
4. Deferred tax liabilities	0118	784	784
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	1,249,557	1,456,150
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	10,734	169,435
a) Bank borrowings and bonds and other negotiable securities	0133	357	98,861
b) Other financial liabilities	0134	10,377	70,574
4. Current payables to group and associates companies	0129	1,152,488	1,180,627
5. Trade and other payables	0124	85,967	105,763
a) Suppliers	0125	2,494	24,475
b) Other accounts payable	0126	78,543	68,136
c) Current tax liabilities	0127	4,930	13,152
6. Other current liabilities	0136		
7. Current accrual accounts	0128	368	325
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	5,822,492	5,882,547

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			CURRENT CUMULATIVE 06/30/2012		PREVIOUS CUMULATIVE 06/30/2011	
			Amount	%	Amount	%
(+)	Revenues	0205	109,340	100.00%	80,474	100.00%
(+/-)	Variation in inventories of finished products and products in process	0206		0.00%		0.00%
(+)	Own work capitalized	0207		0.00%		0.00%
(-)	Suppliers	0208		0.00%		0.00%
(+)	Other operating revenues	0209	13	0.01%	104	0.13%
(-)	Staff costs	0217	(10,536)	-9.64%	(13,279)	-16.50%
(-)	Other operating expenses	0210	(22,053)	-20.17%	(28,420)	-35.32%
(-)	Depreciation and amortization charge	0211	(1,548)	-1.42%	(1,390)	-1.73%
(+)	Allocation of grants for non-financial assets and others	0212		0.00%		0.00%
(+)	Overprovision	0213		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	0214		0.00%	0	0.00%
(+/-)	Other income	0215		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	0245	**75,216**	68.79%	**37,489**	46.59%
(+)	Finance income	0250	3,807	3.48%	4,304	5.35%
(-)	Finance costs	0251	(79,886)	-73.06%	(88,572)	-110.06%
(+/-)	Change in value of financial instruments	0252	(2,268)	-2.07%	4,825	6.00%
(+/-)	Exchange differences (net)	0254	1	0.00%	(1)	0.00%
(+/-)	Impairment and results on disposals of financial instrument	0255	(111,429)	-101.91%	(33,482)	-41.61%
=	**NET FINANCIAL INCOME**	0256	**(189,775)**	-173.56%	**(112,926)**	-140.33%
=	**PROFIT (LOSS) BEFORE TAX**	0265	**(114,559)**	-104.77%	**(75,437)**	-93.74%
(+/-)	Income tax	0270	21,041	19.24%	31,207	38.78%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280	**(93,518)**	-85.53%	**(44,230)**	-54.96%
(+/-)	Net income for the year from discontinued operations net of tax	0285		0.00%		0.00%
=	**PROFIT (LOSS) FOR THE YEAR**	0300	**(93,518)**	-85.53%	**(44,230)**	-54.96%

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290	(0.11)	(0.09)
Diluted	0295	(0.11)	(0.09)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY
INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2012	PREVIOUS PERIOD 06/30/2011
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(93,518)	(44,230)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(93,518)	(44,230)

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PRESENT PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2012	3010	84,786	1,220,345	(2,505)	(616,903)	(181)			685,542
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	84,786	1,220,345	(2,505)	(616,903)	(181)			685,542
Total recognised income/ (expense)	3020				(93,518)				(93,518)
Transactions with shareholders or owners	3025	7,501	351,669	565	0	0	0	0	359,735
Capital increases/ (reductions)	3026	7,501	133,110						140,611
2. Conversion of financial liabiities into equity	3027		219,335						219,335
3. Distribution of dividends	3028								0
4. Trading with own shares (net)	3029		(776)	565					(211)
5. Increases/ (reductions) for business combinations	3030								0
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	(617,908)	0	616,903	0	0	0	(1,005)
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		(616,903)		616,903				0
3. Other variations	3038		(1,005)						(1,005)
Closing balance at 06/30/2012	3040	92,287	954,106	(1,940)	(93,518)	(181)	0	0	950,754

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2011 (comparative period)	3050	84,698	1,188,086	(4,804)	9,282	(23)			1,277,239
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	84,698	1,188,086	(4,804)	9,282	(23)			1,277,239
Total recognised income/ (expense)	3060				(44,230)				(44,230)
Transactions with shareholders or owners	3065	88	7,220	3,052	(5,877)	0	0	0	4,483
Capital increases/ (reductions)	3066	88	1,173						1,261
2. Conversion of financial liabilities into equity	3067		5,877						5,877
3. Distribution of dividends	3068				(5,877)				(5,877)
4. Trading with own shares (net)	3069		170	3,052					3,222
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	(4,922)	0	(3,405)	(158)	0	0	(8,485)
1. Share based payments	3076								0
2. Transfers between equity accounts	3077		3,405		(3,405)				0
3. Other variations	3078		(8,327)			(158)			(8,485)
Closing balance at 06/30/2011 (comparative period)	3080	84,786	1,190,384	(1,752)	(44,230)	(181)	0	0	1,229,007

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2012	PREVIOUS PERIOD 06/30/2011
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	0435	(4,538)	(47,984)
1.	Profit (loss) before tax	0405	(114,559)	(75,437)
2.	Adjustments to profit (loss):	0410	124,495	92,711
(+)	Depreciation and amortisation charge	0411	1,548	1,390
(+/-)	Other adjustments to income (nets)	0412	122,947	91,321
3.	Changes in working capital	0415	(35,356)	(53,629)
4.	Other cash flows from operating activities:	0420	20,882	(11,629)
(-)	Interest paid	0421	(50,675)	(56,672)
(+)	Dividends received	0422	82,713	23,742
(+)	Interest received	0423	2,816	2,521
(+/-)	Income tax recovered/(paid)	0430	180	3
(+/-)	Other sums received/(paid) from operating activities	0425	(14,152)	18,777
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+2)	0460	(49)	(7,421)
1.	Payments for investments:	0440	(49)	(7,421)
(-)	Group companies, associates and business units	0441	(2)	(7,106)
(-)	Property, plant and equipment, intangible assets and investment properties	0442	(44)	(315)
(-)	Other financial assets	0443	(3)	
(-)	Other assets	0444		0
2.	Proceeds from disposals:	0450	0	0
(+)	Group companies, associates and business units	0451		0
(+)	Property, plant and equipment, intangible assets and investment properties	0452		0
(+)	Other financial assets	0453		
(+)	Other assets	0454		
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)	0490	21,471	(12,353)
1.	Sums received /(paid) in respect of equity instruments:	0470	147,504	1,602
(+)	Issues	0471	150,019	1,760
(-)	Redemption	0472		
(-)	Acquisition	0473	(2,515)	(158)
(+)	Disposal	0474		0
(+)	Grants, donations and gifts received	0475		
2.	Sums received /(paid) for financial liability instruments:	0480	(123,956)	(13,955)
(+)	Issues	0481	4,257	14,946
(-)	Repayment and redemption	0482	(128,213)	(28,901)
3.	Payments of dividends and remuneration on other equity instruments	0485	(2,077)	
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	0492		
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	0495	16,884	(67,758)
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0499	2,125	120,530
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	0500	19,009	52,772

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 6/30/2012	PREVIOUS PERIOD 6/30/2011
(+)	Cash and banks	0550	19,009	52,772
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	19,009	52,772

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 06/30/2012	PREVIOUS PER. 12/31/2011
A) NON-CURRENT ASSETS	1040	**6,188,378**	**6,178,703**
1. Intangible assets:	1030	3,979,225	3,976,337
a) Goodwill	1031	3,643,508	3,645,077
b) Other intangible assets	1032	335,717	331,260
2. Property, plant and equipment	1033	321,635	307,441
3. Investment properties	1034	416	422
4. Investments accounted for using the equity method	1035	619,656	604,082
5. Non-current financial assets	1036	64,941	121,688
6. Deferred tax assets	1037	1,200,646	1,166,694
7. Other non-current assets	1038	1,859	2,039
B) CURRENT ASSETS	1085	**1,610,103**	**1,699,821**
1. Non-current assets held for sale	1050	3,274	125
2. Inventories	1055	296,753	275,403
3. Trade and other receivables:	1060	1,139,258	1,269,641
a) Trade receivables for sales and services	1061	861,714	868,991
b) Other receivables	1062	277,544	400,650
c) Current tax assets	1063		
4. Other current financial assets	1070	68,162	56,494
5. Other current assets	1075	0	0
6. Cash and cash equivalents	1072	102,656	98,158
TOTAL ASSETS (A + B)	1100	**7,798,481**	**7,878,524**

EQUITY AND LIABILITIES		P. ACTUAL 30/06/2012	PREVIOUS PER. 12/31/2011
A) EQUITY (A.1+ A.2+ A.3)	1195	**2,491,238**	**2,218,035**
A.1) CAPITAL AND RESERVES	1180	**1,917,969**	**1,615,203**
1. Share Capital	1171	92,287	84,786
a) Authorized capital	1161	92,287	84,786
b) Less: Uncalled capital	1162		
2. Share premium	1172	790,324	437,879
3. Reserves	1173	96,078	714,761
4. Less: Treasury stock	1174	-1,940	(2,505)
5. Profit/loss brought forward	1178	1,002,356	831,500
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	(61,136)	(451,218)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	**12,667**	**9,755**
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	12,667	9,755
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	**1,930,636**	**1,624,958**
A.3) MINORITY INTERESTS	1193	560,602	593,077
B) NON-CURRENT LIABILITIES	1120	**3,698,029**	**3,882,329**
1. Grants	1117	0	926
2. Non-current provisions	1115	261,620	356,520
3. Non-current financial liabilities:	1116	3,387,993	3,479,355
a) Bank borrowings and bonds and other negotiable securities	1131	3,220,775	3,176,491
b) Other non-current financial liabilities	1132	167,218	302,864
4. Deferred tax liabilities	1118	29,906	30,409
5. Other non-current liabilities	1135	18,510	15,119
C) CURRENT LIABILITIES	1130	**1,609,214**	**1,778,160**
1. 'Non-current liabilities held for sale	1121	0	0
2. Current provisions	1122	5,497	8,686
3. Current financial liabilities:	1123	231,610	312,478
a) Bank borrowings and bonds and other negotiable securities	1133	192,758	223,625
b) Other financial liabilities	1134	38,852	88,853
4. Trade and other payables:	1124	1,345,619	1,424,624
a) Suppliers	1125	1,082,360	1,180,075
b) Other accounts payable	1126	263,259	244,549
c) Current tax liabilities	1127		
5. Other current liabilities	1136	26,488	32,372
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	**7,798,481**	**7,878,524**

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			CURRENT CUMULATIVE 06/30/2012		PREVIOUS CUMULATIVE 06/30/2011	
			Amount	%	Amount	%
(+)	Revenues	1205	1,258,312	100.00%	1,305,628	100.00%
(+/-)	Variation in inventories of finished products and products in process	1206		0.00%		0.00%
(+)	Own work capitalized	1207	2,004	0.16%	1,761	0.13%
(-)	Suppliers	1208	(426,205)	-33.87%	(422,295)	-32.34%
(+)	Other operating revenues	1209	14,276	1.13%	41,263	3.16%
(-)	Staff costs	1217	(279,076)	-22.18%	(318,338)	-24.38%
(-)	Other operating expenses	1210	(431,994)	-34.33%	(406,813)	-31.16%
(-)	Depreciation and amortization charge	1211	(90,198)	-7.17%	(82,243)	-6.30%
(+)	Allocation of grants for non-financial assets and others	1212		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	1214	1,244	0.10%	(1,733)	-0.13%
(+/-)	Other income	1215		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	1245	**48,363**	3.84%	**117,230**	8.98%
(+)	Finance income	1250	3,174	0.25%	3,071	0.24%
(-)	Finance costs	1251	(94,211)	-7.49%	(97,242)	-7.45%
(+/-)	Change in value of financial instruments	1252	(2,760)	-0.22%	5,926	0.45%
(+/-)	Exchange differences (net)	1254	(5,666)	-0.45%	8,417	0.64%
(+/-)	Impairment and results on disposals of financial instrument	1255		0.00%		0.00%
=	**NET FINANCIAL INCOME**	1256	**(99,463)**	-7.90%	**(79,828)**	-6.11%
(+/-)	Profit (loss) from companies recorded by the equity method	1253	(628)	-0.05%	5,048	0.39%
=	**PROFIT (LOSS) BEFORE TAX**	1265	**(51,728)**	-4.11%	**42,450**	3.25%
(+/-)	Income tax	1270	12,965	1.03%	(472)	-0.04%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280	**(38,763)**	-3.08%	**41,978**	3.22%
(+/-)	Net income for the year from discontinued operations net of tax	1285	(1,333)	-0.11%	(2,133)	-0.16%
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288	**(40,096)**	-3.19%	**39,845**	3.05%
	a) Profit (loss) for year attributable to parent company	1300	(61,136)	-4.86%	11,098	0.85%
	Minority interests	1289	21,040	1.67%	28,747	2.20%

EARNINGS PER SHARE		Importe (X,XX euros)	Amount (X.XX euros)
Basic	1290	(0.07)	(0.02)
Diluted	1295	(0.07)	(0.02)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION

8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2012	PREVIOUS PERIOD 06/30/2011
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	(40,096)	39,845
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	13,422	(26,565)
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	13,422	(26,565)
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	(26,674)	13,280
a) Attributable to parent company	1398	(53,153)	(8,159)
b) Attributable to minority interests	1399	26,479	21,439

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD

		Equity attributable to parent company – Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2012	3110	84,786	1,984,321	(2,505)	(451,218)	(181)	9,755	593,077	2,218,035
Adjustment for changes in accounting policy	3111								0
Adjustment for errors	3112								0
Adjusted opening balance	3115	84,786	1,984,321	(2,505)	(451,218)	(181)	9,755	593,077	2,218,035
Total recognised income/ (expense)	3120		5,071		(61,136)		2,912	26,479	(26,674)
Transactions with shareholders or owners	3125	7,501	351,669	565	0	0	0	(57,043)	302,692
1. Capital increases/ (reductions)	3126	7,501	133,110						140,611
2. Conversion of financial liabiities into equity	3127		219,335						219,335
3. Distribution of dividends	3128							(57,020)	(57,020)
4. Trading with own shares (net)	3129		(776)	565					(211)
5. Increases/ (reductions) for business combinations	3130							(23)	(23)
6. Other transactions with shareholders or owners	3132								0
III. Other changes in equity	3135	0	(452,122)	0	451,218	0	0	(1,911)	(2,815)
1. Share based payments	3136								0
2. Transfers between equity accounts	3137		(451,218)		451,218				0
3. Other variations	3138		(904)					(1,911)	(2,815)
Closing balance at 06/30/2012	3140	92,287	1,888,939	(1,940)	(61,136)	(181)	12,667	560,60	2,491,2380

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2011 (comparative period)	3150	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Adjustment for changes in accounting policy	3151								0
Adjustment for errors	3152								0
Adjusted opening balance (comparative period)	3155	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Total recognised income/ (expense)	3160		(7,192)		11,098		(12,065)	21,439	13,280
Transactions with shareholders or owners	3165	88	7,220	3,052	(5,877)	0	0	(51,434)	(46,951)
1. Capital increases/ (reductions)	3166	88	1,173						1,261
2. Conversion of financial liabiities into equity	3167		5,877						5,877
3. Distribution of dividends	3168				(5,877)			(51,445)	(57,322)
4. Trading with own shares (net)	3169		170	3,052					3,222
5. Increases/ (reductions) for business combinations	3170							11	11
6. Other transactions with shareholders or owners	3172								0
III. Other changes in equity	3175	**0**	**(84,702)**	**0**	**78,747**	**(158)**	**0**	**(5,442)**	(11,555)
1. Share based payments	3176								0
2. Transfers between equity accounts	3177		(78,747)		78,747				0
3. Other variations	3178		(5,955)			(158)		(5,442)	(11,555)
Closing balance at 06/30/2011 (comparative period)	3180	**84,786**	**1,907,634**	**(1,752)**	**11,098**	**(181)**	**8,148**	**595,226**	**2,604,959**

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2012	PREVIOUS PERIOD 06/30/2011
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	1435	5,841	34,949
1.	Profit (loss) before tax	1405	(51,728)	42,450
2.	Adjustments to profit (loss):	1410	158,397	135,481
(+)	Depreciation and amortisation charge	1411	90,198	82,243
(+/-)	Other adjustments to income (nets)	1412	68,199	53,238
3.	Changes in working capital	1415	(67,496)	(114,907)
4.	Other cash flows from operating activities:	1420	(33,332)	(28,075)
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(33,332)	(28,075)
(+/-)	Other sums received/(paid) from operating activities	1425		
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)	1460	(60,934)	(123,018)
1.	Payments for investments:	1440	(72,317)	(131,045)
(-)	Group companies, associates and business units	1441	(3,727)	(16,345)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(68,590)	(114,700)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	Proceeds from disposals:	1450	1,918	5,249
(+)	Group companies, associates and business units	1451	1,520	
(+)	Property, plant and equipment, intangible assets and investment properties	1452	398	5,249
(+)	Other financial assets	1453		
(+)	Other assets	1454		
3.	Other cash flows from investing activities:	1455	9,465	2,778
(+)	Dividends received	1456	9,465	25,249
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458		(22,471)
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)	1490	59,280	(42,318)
1.	Sums received /(paid) in respect of equity instruments:	1470	147,504	1,602
(+)	Issues	1471	150,019	1,760
(-)	Redemption	1472		
(-)	Acquisition	1473	(2,515)	(158)
(+)	Disposal	1474		0
2.	Sums received /(paid) for financial liability instruments:	1480	13,417	39,906
(+)	Issues	1481	145,820	105,376
(-)	Repayment and redemption	1482	(132,403)	(65,470)
3.	Payments of dividends and remuneration on other equity instruments	1485	(26,304)	(28,109)
4.	Other cash flow from financing activities	1486	(75,337)	(55,717)
(-)	Interest paid	1487	(58,136)	(57,926)
(+/-)	Other sums received/(paid) from financing activities	1488	(17,201)	2,209
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	1492	311	142
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	1495	4,498	(130,245)
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1499	98,158	244,988
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	1500	102,656	114,743

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 06/30/2012	PREVIOUS PERIOD 06/30/2011
(+)	Cash and banks	1550	102,656	114,743
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	102,656	114,743

IV. SELECTED FINANCIAL INFORMATION

11. CHANGES IN THE COMPOSITION OF THE GROUP

Table 1

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED COMPANIES (CURRENT PERIOD)						
Name of the entity (or of the business activity) acquired or merged	Category	Effective date of the operation (mm-dd-yyyy)	Cost (net) of the combination (a)+(b) (€ 000s)		% of voting rights acquired	% of total voting rights in entity after acquisition
			Amount (net) paid in acquisition + other costs directly	Fair value of equity instruments issued to acquire the entity (b)		
Dédalo Grupo Gráfico, S.L.	Subsidiary	06/29/2012	0	0	60.00%	100.00%

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)					
Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)
Factoría Plural, S.L.	Associate	01/18/2012	-34.09%	14.20%	91
Rede Teledifusora Independente, S.A. (RETI)	Subsidiary	05/03/2012	-94.69%	0.00%	794
Uniao de Leiria, SAD	Associate	05/04/2012	-19.09%	0.00%	0
Localia TV Madrid, S.A.U.	Subsidiary	05/23/2012	-100.00%	0.00%	0
Dédalo Offset, S.L.	Subsidiary	06/01/2012	-40.00%	0.00%	0
Macrolibros, S.L.	Subsidiary	06/01/2012	-40.00%	0.00%	0
Dédalo Heliocolor, S.A.	Subsidiary	06/01/2012	-40.00%	0.00%	0
Gráficas Integradas, S.A.	Subsidiary	06/01/2012	-40.00%	0.00%	0

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158		0.00		0.00	0.00	0
Rest of shares (non-voting, redeemable,etc.)	2159	138.25	0.14	2,077	141.75	0.14	0
Total dividends paid	2160	138.25	0.14	2,077	141.75	0.14	0
a) Interim dividends	2155				0.00	0.00	0
b) Dividends with a charge to reserves or share premium	2156			2,077	0.00	0.00	0
b) Non-cash dividends	2157				0.00	0.00	0

IV. SELECTED FINANCIAL INFORMATION
13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		PRESENT PERIOD				
		Initial outstanding balance 01/01/2012	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2012
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192					
Other debt securities issued outside a European Union Member State	2193					
TOTAL	2200					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192					
Other debt securities issued outside a European Union Member State	4193					
TOTAL	4200					

GUARANTEED ISSUES		PRESENT PERIOD				
		Initial outstanding balance 01/01/2012	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2012
Issues or debt securities guaranteed by the group (amount guaranteed)	2195					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Issues or debt securities guaranteed by the group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION
14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			4,956,802			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				223,752	8,829	
Long-term/ non-current	**2065**	**0**	**0**	**4,956,802**	**223,752**	**8,829**	**0**
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				173,467		
Short-term/ current	**2070**	**0**	**0**	**0**	**173,467**	**0**	**0**
INDIVIDUAL TOTAL	**2075**	**0**	**0**	**4,956,802**	**397,219**	**8,829**	**0**
Equity instruments	2161			2,908			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			39	40,214	21,780	
Long-term/ non-current	**2165**	**0**	**0**	**2,947**	**40,214**	**21,780**	**0**
Equity instruments	2166			4,068			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				17,454	46,640	
Short-term/ current	**2170**	**0**	**0**	**4,068**	**17,454**	**46,640**	
CONSOLIDATED TOTAL	**2175**	**0**	**0**	**7,015**	**57,668**	**68,420**	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			3,051,964	
Debentures and other securities	2077				
Derivatives	2078		4,123		
Other financial liabilities	2079			92,179	
Long-term debts/ Non-current financial liabilities	**2080**		**4,123**	**3,144,143**	
Bank borrowings	2081			357	
Debentures and other securities	2082				
Derivatives	2083		50		
Other financial liabilities	2084			1,162,815	
Short-term debts/ Current financial liabilities	**2085**		**50**	**1,163,172**	
INDIVIDUAL TOTAL	**2090**		**4,173**	**4,307,315**	
Bank borrowings	2176			3,220,775	
Debentures and other securities	2177				
Derivatives	2178		4,123		
Other financial liabilities	2179			163,095	
Long-term debts/ Non-current financial liabilities	**2180**		**4,123**	**3,383,870**	
Bank borrowings	2181			192,758	
Debentures and other securities	2182				
Derivatives	2183		741		
Other financial liabilities	2184			38,111	
Short-term debts/ Current financial liabilities	**2185**	**0**	**741**	**230,869**	**0**
CONSOLIDATED TOTAL	**2190**	**0**	**4,864**	**3,614,739**	**0**

IV. SELECTED FINANCIAL INFORMATION
14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	5061			5,053,885			
Debt securities	5062						
Derivatives	5063						
Other financial assets	5064			0	217,708	8,826	
Long-term/ non-current	**5065**			5,053,885	217,708	8,826	
Equity instruments	5066						
Debt securities	5067						
Derivatives	5068						
Other financial assets	5069				205,256		
Short-term/ current	**5070**			0	205,256	0	
INDIVIDUAL TOTAL	**5075**			5,053,885	422,964	8,826	
Equity instruments	5161			16,242			
Debt securities	5162						
Derivatives	5163		0				
Other financial assets	5164			33	84,733	20,680	
Long-term/ non-current	**5165**	**0**	**0**	**16,275**	**84,733**	**20,680**	**0**
Equity instruments	5166			3,436			
Debt securities	5167						
Derivatives	5168		0				
Other financial assets	5169				24,377	28,681	
Short-term/ current	**5170**	**0**	**0**	**3,436**	**24,377**	**28,681**	
CONSOLIDATED TOTAL	**5175**			19,711	109,110	49,361	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	5076			3,049,203	
Debentures and other securities	5077				
Derivatives	5078		1,825		
Other financial liabilities	5079			236,955	
Long-term debts/ Non-current financial liabilities	**5080**		1,825	3,286,158	
Bank borrowings	5081			98,861	
Debentures and other securities	5082				
Derivatives	5083		1,345		
Other financial liabilities	5084			1,249,856	
Short-term debts/ Current financial liabilities	**5085**		1,345	1,348,717	
INDIVIDUAL TOTAL	**5090**		3,170	4,634,875	
Bank borrowings	5176			3,176,491	
Debentures and other securities	5177				
Derivatives	5178		1,825		
Other financial liabilities	5179			301,039	
Long-term debts/ Non-current financial liabilities	**5180**		1,825	3,477,530	
Bank borrowings	5181			223,625	
Debentures and other securities	5182				
Derivatives	5183		2,528		
Other financial liabilities	5184			86,325	
Short-term debts/ Current financial liabilities	**5185**	**0**	**2,528**	**309,950**	**0**
CONSOLIDATED TOTAL	**5190**	**0**	**4,353**	**3,787,480**	**0**

IV. SELECTED FINANCIAL INFORMATION

15. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
Internal market	2210	109,340	80,474	828,760	892,843
Export:	2215			429,552	412,785
a) European Union	2216			82,733	98,250
b) OECD countries	2217			64,106	57,072
c) All other countries	2218			282,713	257,463
TOTAL	2220	109,340	80,474	1,258,312	1,305,628

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED					
		Ordinary revenues from external customers		Ordinary revenues between segments		Total ordinary revenues	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2221	588,806	618,699	5,195	14,207	594,001	632,906
EDUCATION	2222	334,739	316,518	566	2,493	335,305	319,011
RADIO	2223	165,051	181,301	4,494	3,749	169,545	185,050
PRESS	2224	152,045	196,927	16,983	16,101	169,028	213,028
OTHER	2225	36,946	37,320	26,005	14,838	62,951	52,158
	2226						
	2227						
	2228						
	2229						
	2230						
Adjustments and eliminations of ordinary revenues between segment	2231			(53,243)	(51,388)	(53,243)	(51,388)
TOTAL	2235	1,277,587	1,350,765	0	0	1,277,587	1,350,765

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2250	(3,709)	55,701
EDUCATION	2251	23,967	25,645
RADIO	2252	13,948	19,866
PRESS	2253	1,106	11,708
OTHER	2254	(254,506)	(48,904)
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	(219,194)	64,016
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	103,611	(24,171)
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	(11,632)	2,605
PROFIT BEFORE TAX	2270	(51,728)	42,450

IV. SELECTED FINANCIAL INFORMATION

15. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	120	129	12,450	13,419
Men	2296	52	57	6,706	6,984
Women	2297	68	72	5,744	6,435

IV. SELECTED FINANCIAL INFORMATION

17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:

Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	1,648	1,348
Variable remuneration	2311	3,230	68
Per diems	2312	285	318
Directors' fees	2313	950	1,098
Transactions with shares and/or other financial instruments	2314	0	0
Other	2315	483	7,179
TOTAL	2320	6,596	10,011

Other benefits:

Advances	2326		
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	367	1
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	4,036	3,398

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS		PRESENT PERIOD				
EXPENSES AND REVENUES:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344		1,143	10,653		11,796
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2348		10,632	1,358		11,990
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	11,775	12,011	0	23,786
10) Finance income	2351			65		65
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354			9,734		9,734
14) Leases	2355					0
15) Services provided	2356			32,636		32,636
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			4,833		4,833
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	47,268	0	47,268

		PRESENT PERIOD				
OTHER TRANSACTIONS:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			8,519		8,519
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381				36,550	36,550
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386				19,933	19,933
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS		PREVIOUS PERIOD				
EXPENSES AND REVENUES:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		3,552	14,299		17,851
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		13,409			13,409
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	16,961	14,299	0	31,260
10) Finance revenues	6351			120		120
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354			24,688		24,688
14) Leases	6355					0
15) Services provided	6356			18,677		18,677
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359			4,226		4,226
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	47,711	0	47,711

		PREVIOUS PERIOD				
OTHER TRANSACTIONS:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			135,367		135,367
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381			117,600	28,763	146,363
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386			18,338		18,338
Other operations	6385					0

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Condensed Consolidated Financial Statements together with Consolidated Directors' Report for the six months ended June 30, 2012

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Condensed Consolidated Financial Statements for the six months ended June 30, 2012

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2012 AND DECEMBER 31, 2011

(Thousands of Euros)

ASSETS	Notes	06/30/12 (*)	12/31/11
A) NON-CURRENT ASSETS		**6,188,378**	**6,178,703**
I. PROPERTY, PLANT AND EQUIPMENT	3	321,635	307,441
III. GOODWILL	4	3,643,508	3,645,077
IV. INTANGIBLE ASSETS	5	335,717	331,260
V. NON-CURRENT FINANCIAL ASSETS	6	64,941	121,688
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		619,656	604,082
VII. DEFERRED TAX ASSETS		1,200,646	1,166,694
VIII. OTHER NON-CURRENT ASSETS		2,275	2,461
B) CURRENT ASSETS		**1,606,829**	**1,699,696**
I. INVENTORIES		296,753	275,403
II. TRADE AND OTHER RECEIVABLES			
1. Trade receivables for sales and services		938,677	940,067
2. Receivable from associates		20,654	29,500
3. Receivable from public authorities		147,108	61,374
4. Other receivables		109,782	309,776
6. Allowances		(76,963)	(71,076)
		1,139,258	1,269,641
III. CURRENT FINANCIAL ASSETS	6	68,162	56,494
IV. CASH AND CASH EQUIVALENTS		102,656	98,158
C) ASSETS HELD FOR SALE		**3,274**	**125**
TOTAL ASSETS		**7,798,481**	**7,878,524**

EQUITY AND LIABILITIES	Notes	06/30/12 (*)	12/31/11
A) EQUITY		**2,491,238**	**2,218,035**
I. SHARE CAPITAL	7	92,287	84,786
II. OTHER RESERVES		886,402	1,152,640
III. ACCUMULATED PROFIT		941,220	380,282
- From prior years		1,002,356	831,500
- For the year: Profit attributable to the Parent		(61,136)	(451,218)
IV. TREASURY SHARES		(1,940)	(2,505)
V. EXCHANGE DIFFERENCES		12,667	9,755
VI. NON CONTROLLING INTEREST		560,602	593,077
B) NON-CURRENT LIABILITIES		**3,698,029**	**3,882,329**
I. NON-CURRENT BANK BORROWINGS	8	3,220,775	3,176,491
II. NON-CURRENT FINANCIAL LIABILITIES	8	167,218	302,864
III. DEFERRED TAX LIABILITIES		29,906	30,409
IV. LONG-TERM PROVISIONS	9	261,620	356,520
V. OTHER NON-CURRENT LIABILITIES		18,510	16,045
C) CURRENT LIABILITIES		**1,609,214**	**1,778,160**
I. TRADE PAYABLES		1,082,360	1,180,075
II. PAYABLE TO ASSOCIATES		7,887	13,870
III. OTHER NON-TRADE PAYABLES		134,609	115,865
IV. CURRENT BANK BORROWINGS	8	192,758	223,625
V. CURRENT FINANCIAL LIABILITIES	8	38,852	88,853
VI. PAYABLE TO PUBLIC AUTHORITIES		120,763	114,814
VII. PROVISIONS FOR RETURNS		5,497	8,686
VIII. OTHER CURRENT LIABILITIES		26,488	32,372
TOTAL EQUITY AND LIABILITIES		**7,798,481**	**7,878,524**

(*) Non audited financial statements

The accompanying Notes 1 to 16 are an integral part of the Condensed Consolidated Balance Sheets at June 30, 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2012 AND 2011

(Thousands of Euros)

	Notes	06/30/12 (*)	06/30/11 (*)
Revenues		1,258,312	1,305,628
Other income		19,275	45,137
OPERATING INCOME		1,277,587	1,350,765
Cost of materials used		(426,205)	(422,295)
Staff costs	10	(279,076)	(318,338)
Depreciation and amortisation charge		(90,198)	(82,243)
Outside services	10	(362,770)	(389,693)
Variation in operating allowances	10	(69,224)	(17,120)
Other expenses		(1,751)	(3,846)
OPERATING EXPENSES		(1,229,224)	(1,233,535)
PROFIT FROM OPERATIONS		48,363	117,230
Finance income		3,174	3,071
Finance costs		(94,211)	(97,242)
Changes in value of financial instruments		(2,760)	5,926
Exchange differences (net)		(5,666)	8,417
FINANCIAL LOSS		(99,463)	(79,828)
Result of companies accounted for using the equity method		(628)	7,113
Loss from other investments		-	(2,065)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		(51,728)	42,450
Income tax		12,965	(472)
PROFIT FROM CONTINUING OPERATIONS		(38,763)	41,978
Loss after tax from discontinued operations		(1,333)	(2,133)
CONSOLIDATED PROFIT FOR THE YEAR		(40,096)	39,845
Profit attributable to non controlling interests		(21,040)	(28,747)
PROFIT ATTRIBUTABLE TO THE PARENT		(61,136)	11,098
BASIC EARNINGS PER SHARE (in euros)		(0.07)	(0.02)
DILUTED EARNINGS PER SHARE (in euros)		(0.07)	(0.02)

(*) Non audited financial statements

The accompanying Notes 1 to 16 are an integral part of the Condensed Consolidated Income Statements for the six months ended 30 June 2012

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 2012 AND 2011

(Thousands of Euros)

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2010	**84,698**	**409,028**	**784,172**	**(72,661)**	**871,746**	**(4,804)**	**20,213**	**(72,870)**	**2,019,522**	**680,663**	**2,650,185**
Capital increases	88	1,173							1,261		1,261
Conversion of financial liabiities into equity		5,877							5,877		5,877
Treasury share transactions											
- Delivery of treasury shares						3,222			3,222		3,222
- Sale of treasury shares											
- Purchase of treasury shares											
- Reserves for treasury shares			170			(170)					
Distribution of 2010 profit											
- Dividends								(5,877)	(5,877)		(5,877)
- Reserves			3,405		(82,152)			78,747			
Income and expense recognised in equity											
- Translation differences					(7,192)		(12,065)		(19,257)	(7,308)	(26,565)
- Profit for 2011								11,098	11,098	28,747	39,845
Other		(9,272)	789		2,370				(6,113)	(7,802)	(13,915)
Changes in non controlling interest											
- Dividends paid during the year										(51,445)	(51,445)
- Due to changes in scope of consolidation										11	11
- Due to changes in percentage of ownership										(58)	(58)
- Due to capital increases										2,418	2,418
Balance at June 30, 2011 (*)	**84,786**	**406,806**	**788,536**	**(72,661)**	**784,772**	**(1,752)**	**8,148**	**11,098**	**2,009,733**	**595,226**	**2,604,959**

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2011	**84,786**	**437,879**	**787,422**	**(72,661)**	**831,500**	**(2,505)**	**9,755**	**(451,218)**	**1,624,958**	**593,077**	**2,218,035**
Capital increases	7,501	133,110							140,611		140,611
Conversion of financial liabiities into equity		219,335							219,335		219,335
Treasury share transactions											
- Delivery of treasury shares						2,304			2,304		2,304
- Sale of treasury shares											
- Purchase of treasury shares						(2,515)			(2,515)		(2,515)
- Reserves for treasury shares			(776)			776					
Distribution of 2011 profit											
- Dividends											(5,990)
- Reserves			(616,903)		165,685			451,218			5,990
Income and expense recognised in equity											
- Translation differences					5,071		2,912		7,983	5,439	13,422
- Profit for 2012								(61,136)	(61,136)	21,040	(40,096)
Other			(1,004)		100				(904)	(1,911)	(2,815)
Changes in non controlling interest											
- Dividends paid during the year										(57,020)	(57,020)
- Due to changes in scope of consolidation										(23)	(23)
- Due to changes in percentage of ownership											
- Due to capital increases											
Balance at June 30, 2012 (*)	**92,287**	**790,324**	**168,739**	**(72,661)**	**1,002,356**	**(1,940)**	**12,667**	**(61,136)**	**1,930,636**	**560,602**	**2,491,238**

(*) Non audited financial statements

The accompanying Notes 1 to 16 are an integral part of the Condensed Consolidated Statements of Changes in Equity for the six months ended 30 June 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPRENHENSIVE INCOME FOR THE SIX MONTHS ENDED 30 JUNE 2012 AND 2011

(Thousands of Euros)

	06/30/2012 (*)	06/30/2011 (*)
CONSOLIDATED PROFIT FOR THE YEAR	(40,096)	39,845
Net income recognized directly in equity	13,422	(26,565)
Arising from translation differences	13,422	(26,565)
TOTAL RECOGNIZED INCOME AND EXPENSE	(26,674)	13,280
Attributable to the parent company	(53,153)	(8,159)
Attributable to non controlling interest	26,479	21,439

(*) Non audited financial statements

The accompanying Notes 1 to 16 are an integral part of the Condensed Consolidated Statements of Comprehensive Income for the six months ended 30 June 2012 and 2011

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2012 AND 2011

(Thousands of Euros)

	06/30/12 (*)	06/30/11 (*)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(51,728)	42,450
Depreciation and amortisation charge and provisions	160,720	102,975
Changes in working capital	(136,720)	(132,030)
Inventories	(15,413)	(2,359)
Accounts receivable	76,143	(98,982)
Accounts payable	(185,781)	(107,763)
Other current assets	(11,669)	77,074
Income tax recovered (paid)	(35,332)	(28,075)
Other profit adjustments	66,901	49,629
Financial results	99,463	79,829
Gains and losses on disposal of assets	-	-
Other adjustments	(32,562)	(30,200)
CASH FLOWS FROM OPERATING ACTIVITIES	5,841	34,949
Recurrent investments	(68,590)	(114,700)
Investments in intangible assets	(59,010)	(70,913)
Investments in property, plant and equipment	(9,580)	(43,787)
Investments in non-current financial assets	(3,727)	(16,345)
Proceeds from disposals	1,918	5,249
Investments in non-current financial assets	9,465	2,778
CASH FLOWS FROM INVESTING ACTIVITIES	(60,934)	(123,018)
Proceeds and payments relating to equity instruments	147,504	1,602
Proceeds relating to financial liability instruments	145,820	105,376
Payments relating to financial liability instruments	(132,403)	(65,470)
Dividends and returns on other equity instruments paid	(26,504)	(28,109)
Interest paid	(58,136)	(57,926)
Other cash flow from financing activities	(17,201)	2,209
CASH FLOWS FROM FINANCING ACTIVITIES	59,280	(42,318)
Effect of foreign exchange rate changes	311	142
CHANGE IN CASH FLOWS IN THE YEAR	4,498	(130,245)
Cash and cash equivalents at beginning of year	98,158	244,988
- Cash	94,288	206,580
- Cash equivalents	3,870	38,408
Cash and cash equivalents at end of period	102,656	114,743
- Cash	97,256	110,873
- Cash equivalents	5,400	3,870

(*) Non audited financial statements

The accompanying Notes 1 to 16 are an integral part of the Condensed Consolidated Cash Flow Statements for the six months ended 30 June 2012 and 2011

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2012

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

(1) BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

The condensed consolidated financial statements of Grupo Prisa for the first half of 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

The condensed consolidated financial statements for the six months ended June 30, 2012 and the notes have been prepared by the Company's directors are presented in accordance with IAS 34 *Interim Financial Reporting* in compliance with RD 1362/2007, of October 19, implementing the Spanish Securities Market Law 24/1988, of July 28, as it relates to the need for transparent information on issuers whose securities are admitted to trading on an official secondary market.

These condensed consolidated financial statements were approved by the Company´s directors on July 20, 2012.

In accordance with IAS 34, the interim financial reporting is prepared in order to update the latest approved consolidated financial statements, highlighting the new activities, events and circumstances that have taken place during the first six month of the year and avoiding the repetition of information previously reported in the consolidated financial statements for 2011. Therefore, the interim financial statements do not contain all the information and disclosures required for a complete set of consolidated financial statements in accordance with IFRSs as adopted by the European Union. In order to correctly understand the information included in these condensed consolidated financial statements for the six months ended June 30, 2012, they must be read in conjunction with the consolidated financial statements for 2011.

The IFRSs are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

In accordance with IAS 8, the accounting principles and measurement bases applied by the Group are applied uniformly in all transactions, events and concepts, in the first half of 2012 and 2011.

The condensed consolidated financial statements for the six months ended June 30, 2012 are unaudited.

NEW STANDARDS WHICH HAVE BECOME EFFECTIVE

During the first half of 2012 new accounting standards have come into force, therefore, were taken into account when preparing the half-yearly condensed consolidated financial statements. From January 1, 2012 is implementing the following new standard:

- Amendment to IFRS 7: Financial Instruments: Disclosures – Transfers of financial assets.

The content of this amendment is explained in Note 2.a. to the 2011 consolidated financial statements. The application of this amendment did not have a significant impact on the condensed interim consolidated financial statements.

The Group has elected not to early adopt other IFRSs issued but not yet effective.

There is no accounting principle or measurement bases having a significant effect on the consolidated financial statements that the Group has failed to apply.

ESTIMATES

Consolidated earnings and the determination of consolidated equity are subject to the accounting policies and standards, measurement bases and estimates applied by the Group's directors in the preparation of the condensed interim consolidated financial statements. The accounting policies and standards and measurement bases are explained in Note 2 to the consolidated financial statements for 2011.

In the condensed interim consolidated financial statements, estimates were occasionally made by management of the Group to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, based on the best information available, refer mainly to:

1. Income tax expense, which in accordance with IAS 34 is recognized in each interim period based on the best estimate of the weighted average annual income tax rate the Group expects for the full year;
2. The measurement of assets, deferred taxes and goodwill to determine the possible existence of impairment losses;
3. The useful life of property, plant and equipment and intangible assets;
4. The assumptions used to calculate the fair value of financial instruments;
5. The likelihood and amount of undetermined or contingent liabilities;
6. Provisions for unissued and outstanding invoices;
7. Estimated sales returns received after the end of the reporting period.

Although these estimates were made on the basis of the best information available to date on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) at the end of 2012 or future reporting periods. The effects of changes in accounting estimates are applied prospectively in profit and loss in the periods affected by the change.

In the six months ended June 30, 2012, there were no significant changes in the estimates made at the end of 2011.

COMPARISON OF INFORMATION

The information contained in these condensed consolidated financial statements for the six months ended June 30, 2011 is presented only for comparison purposes with the information relating to the six months ended June 30, 2012.

SEASONALITY OF THE GROUP'S OPERATIONS

Given the businesses carried out by Group companies, operations are not considered highly cyclical or seasonal. Accordingly, these explanatory notes to the condensed consolidated financial statements for the six months ended June 30, 2012 do not include specific disclosures in this connection.

MATERIALITY

In accordance with IAS 34 the Group assessed materiality in relation to the condensed interim consolidated financial statements in determining the information to disclose in these explanatory notes regarding the different line items in the financial statements.

CORRECTION OF ERRORS

No errors were corrected in the condensed consolidated financial statements for the six months ended June 30, 2012.

(2) CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in the first half of 2012 were as follows:

Subsidiaries

In May 2012, Rede Teledifusora Independente, S.A. (RETI), belonging to Grupo Media Capital, SGPS, S.A., was sold.

Also in May 2012, Promotora de Emisoras de Televisión, S.A. absorbed Localia TV Madrid, S.A.U.

Associates

In January 2012, Factoría Plural, S.L., belonging to Grupo Media Capital, SGPS, S.A., was sold. As a result, Factoría Plural, S.L. is now accounted for using the equity method, rather than the full consolidation method.

In May 2012, Uniao de Leira, SAD., belonging to Grupo Media Capital, SGPS, S.A., was sold.

Significant operations

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Group's accounts since 1 April 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa has announced its decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

At December 31, 2011 the Group registered provisions which correspond to the estimated risks in this investment. Therefore, the aforementioned operations have had no impact in the accompanying condensed consolidated income statement (see notes 6 and 9).

The main impacts of the fully integration of Dédalo Grupo Gráfico in the condensed consolidated balance sheets at June 30, 2012 are as follows:

	Thousand of euros
Non current asests	41,721
Current financial assets and cash and cash equivalents	739
Other current assets	4,217
Current and non-current liabilities	(280,608)

The fully consolidation of Dédalo Grupo Gráfico has not had a significant impact in the equity of the Group, which contemplated the risks associated with Dédalo Grupo Gráfico through the provision created on loans granted to this group and the provision of the printing business (see note 9).

From April 1, 2012, Dédalo Grupo Gráfico has contributed to consolidated revenues with EUR 10,260 thousand and with losses of EUR 2,017 thousand to profit from operations.

(3) PROPERTY, PLANT, AND EQUIPMENT

Additions to the Group's consolidated financial statements under "Property, plant and equipment" during the first half of 2012 totaled EUR 9,580 thousand, corresponding mainly to:

a) Digital set-top boxes and cards (EUR 2,562 thousand) from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

b) Plant and machinery (EUR 4,094 thousand) from investments made by Prisa Televisión refurbishment of its headquarters and equipment for VOD (video on demand) and Canal+ Yomvi, and by Media Capital for the acquisition of electronic and audiovisual equipment.

c) Other items of property, plant and equipment (EUR 1,857 thousand) from investments made for Santillana in digital developments and learning systems.

(4) GOODWILL

Changes to goodwill during the first half of 2012 are due mainly to elimination the goodwill of Rede Teledifusora Independente, S.A belonging to Grupo Media Capital, SGPS, S.A., derived from its sale (EUR 3,8 million), and to exchange rate variations.

(5) INTANGIBLE ASSETS

Additions to the Group's consolidated financial statements under "Intangible assets" during the first half of 2012 amounted to EUR 59,010 thousand and are derived mainly from subscriber contracts and installation (EUR 20,315 thousand), prototypes of education business (EUR 20,013 thousand) and IT applications (EUR 14,416 thousand) for the creation of digital platform.

(6) FINANCIAL ASSETS

The detail of "Non- current financial assets" and "Current financial assets" is as follows:

	Thousands of euros					
	Non-current financial assets		Current financial assets		Total financial assets	
	06/30/12	12/31/11	06/30/12	12/31/11	06/30/12	12/31/11
Loans and receivables	40,214	84,733	17,454	24,377	57,668	109,110
Held-to-maturity investments	21,780	20,680	46,640	28,681	68,420	49,361
Available-for-sale financial assets	2,947	16,275	4,068	3,436	7,015	19,711
Total	**64,941**	**121,688**	**68,162**	**56,494**	**133,103**	**178,182**

The movement in *"Loans and receivables"* was mainly due to the elimination the loans granted to Dédalo Grupo Gráfico, S.L, net of provisions, amounting to EUR 44,110 thousand, as the group is being fully consolidated from April 1, 2012.

(7) EQUITY: SHARE CAPITAL

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.'s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin .

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company's capital by EUR 150,000 thousand.

In addition, during the first half of 2012, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in general meeting on November 27, 2010, Prisa executed the public deed for the capital increase corresponding to the warrants' 13 to 18 exercise windows. A total of 9,704 warrants were exercised, with a total of 9,704 new Class A ordinary shares were issued at the price of EUR 2 each.

Also, in the first six months of 2012, 11,365,992 non-voting Class B shares have been converted into Class A ordinary shares.

Prisa's share capital after such increases and conversions of shares totals EUR 92,287 thousand, represented by 546,026,426 Class A ordinary shares and 376,844,436 Class B non-voting shares, with a par value of EUR 0.1 each.

The share premium includes the amount exceeding the par value of the shares issued. It also includes the amount corresponding to the minimum annual dividend on the Class B shares (see Note 8), as well as the Company's potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares. This share premium at June 30, 2012, amounted to EUR 790,324 thousand.

(8) FINANCIAL LIABILITIES

The detail of "Non-current financial liabilities" and "Current financial liabilities," including bank borrowings, is as follows:

	Thousands of euros					
	Non-current financial liabilities		Current financial liabilities		Total financial liabilities	
	06/30/12	12/31/11	06/30/12	12/31/11	06/30/12	12/31/11
Bank borrowings	3,220,775	3,176,491	192,758	223,625	3,413,533	3,400,116
Derivatives	4,123	1,825	741	2,528	4,864	4,353
Other financial liabilities	163,095	301,039	38,111	86,325	201,206	387,364
Total	**3,387,993**	**3,479,355**	**231,610**	**312,478**	**3,619,603**	**3,791,833**

The most significant balance under "Total financial liabilities" relates to bank borrowings, the detail of which, in thousands of euros, at June 30, 2011 is as follows:

	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	-	1,282,544
Bridge loan to Prisa	-	1,540,882
Subordinated credit facility to Prisa	-	134,000
Other	192,758	263,349
Total	**192,758**	**3,220,775**

Refinancing agreement-

On December 26 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility and a series of bilateral loans.

The current conditions for the different bank borrowings after the refinancing are as follows:

- The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfilment of certain targets, such as the issue of a bond, maturity may be deferred to December 19, 2014.
- The maturity of the bridge loan, which does not provide for partial repayments, and of some of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.

- The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the conditions for extending the other loans are in place.
- Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.
- Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

In January 2012, with the proceeds from the capital increase (EUR 150,000 thousand) were repayed EUR 100,000 thousand of the Syndicated Loan, within EUR 1,283 million pending.

In addition, "Non-current financial liabilities - Other financial liabilities" includes:

- A financial liability of EUR 124,250 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.
- A financial liability of EUR 2,931 thousand related to the estimated dividend to be initially paid in July 2012 for the anticipated conversion of convertible non-voting Class B shares produced during June 2012.

  On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium.
- A financial liability of EUR 45,405 thousand arising from the potential obligation of the Company to deliver additional shares or cash as part of the mandatory conversion of the Class B shares.
- A financial liability recognized for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand, as according to IAS 18 the sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership.

(9) LONG-TERM PROVISIONS

At December 31, 2011, "Non-current provisions" included, among other items, the amount corresponding to the negative net value of societies consolidated by the equity method.

In 2012 Dédalo Grupo Grafico has started to be fully consolidated (see note 2). Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been partially undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 40 million.

(10) OPERATING EXPENSES

Staff costs

The average number of employees at the Group and its breakdown by gender is as follows:

	06/30/12	06/30/11
Men	6,706	6,984
Women	5,744	6,435
Total	**12,450**	**13,419**

Outside services

The detail of *"Outside services"* for the six months ended June 30, 2012 and June 30, 2011 is as follows:

	Thousands of euros	
	06/30/12	06/30/11
Independent professional services	60,943	83,462
Leases and fees	68,005	66,666
Advertising	44,406	55,908
Intellectual property	29,562	30,201
Transport	28,962	34,502
Other outside services	130,892	118,954
Total	**362,770**	**389,693**

Change in operating allowances

The Group has reached an agreement with Cableuropa, S.A.U. (Ono) by means of which EUR 54,374 thousand have been recovered by the Company (half of the total EUR 108,748 thousand paid) which ends the lawsuits that Prisa had with Ono (see note 16). As a consequence of this deal, the Group has registered the same amount under the *"Variation in*

operating allowances" of the condensed consolidated income statement for the six month ended June 30, 2012, which corresponds to the amount that has not been recovered.

(11) BUSINESS SEGMENTS

The breakdown of the consolidated revenues of the Group based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros	
	06/30/12	06/30/11
Internal market	828,760	892,843
Exports:	429,552	412,785
a) European Union	82,733	98,250
b) OECD countries	64,106	57,072
c) Other countries	282,713	257,463
Total	**1,258,312**	**1,305,628**

At June 30, 2011, Prisa's operations are divided into four main businesses:

- Audiovisual, which obtains revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;
- Education, which includes primarily the sale of general publishing and educational books;
- Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
- Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and distributions.

Segment information about these businesses for the six months ended June 30, 2011 and June 30, 2010 is presented below (in thousands of euros):

	Ordinary revenue from external customers		Ordinary revenue between segments		Total ordinary revenue	
	06/30/12	06/30/11	06/30/12	06/30/11	06/30/12	06/30/11
Audiovisual	588,806	618,699	5,195	14,207	594,001	632,906
Education	334,739	316,518	566	2,493	335,305	319,011
Radio	165,051	181,301	4,494	3,749	169,545	185,050
Press	152,045	196,927	16,983	16,101	169,028	213,028
Other	36,946	37,320	26,005	14,838	62,951	52,158
(-) Adjustments and elimination of ordinary income between segments	-	-	(53,243)	(51,388)	(53,243)	(51,388)
Total	**1,277,587**	**1,350,765**	-	-	**1,277,587**	**1,350,765**

	Profit from operations	
	06/30/12	06/30/11
Audiovisual	(3,079)	55,701
Education	23,967	25,645
Radio	13,948	19,866
Press	1,106	11,708
Other	(254,506)	(48,904)
Total profit for the segments reported	**(219,194)**	**64,016**
(+/-) Elimination of internal profits (between segments)	179,098	(24,171)
(+/-) Income tax and/or profits from discontinued operations	(11,632)	2,605
Total profit before tax from continuing operations	**(51,728)**	**42,450**

	Assets	
	06/30/12	12/31/11
Audiovisual	2,832,722	3,033,287
Education	589,234	573,677
Radio	537,982	533,020
Press	296,263	345,208
Other	3,542,280	3,393,332
Total	**7,798,481**	**7,878,524**

(12) EVENTS AFTER THE BALANCE SHEET DATE

On June 30, 2012, the Annual General Meeting approved the issuance of bonds necessary convertible into Class A common newly issued shares with exclusion of pre-emptive rights, at a fixed conversion rate (1 share for EUR 1.03). This issuance was subscribed in July in two tranches: tranche A amounting to 334 million euros by bank creditors through debt cancellation and tranche B amounting to 100 million euros by Telefónica in cash.

The bonds will be registered as a compound financial instrument with a liability component corresponding to the present value of the guaranteed coupon.

(13) RELATED PARTY TRANSACTIONS

The transactions performed with related parties in the six months ended June 30, 2012 and in 2011 were as follows (in thousands of euros):

	06/30/12		06/30/11	
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities
Services received	1,143	10,653	3,552	14,299
Other expenses	10,632	1,358	13,409	-
Total expenses	**11,775**	**12,011**	**16,961**	**14,299**
Finance income		65	-	120
Provision of services		32,636	-	18,677
Dividends received		9,734	-	24,688
Other revenue		4,833	-	4,226
Total revenue		**47,268**	-	**47,711**

All related party transactions have taken place under market conditions.

Transactions with directors and executives

The aggregate amount of EUR 1,143 thousand comprises legal advisory and management services in various types of proceedings (administrative appeal, civil, mercantile and arbitration) and legal-advisory service in several other matters provided to Prisa Television S.A.U. and its participated companies by Cortés Abogados through Tescor Profesionales Asociados, S.L.P.

The aggregate amount of EUR 10,632 thousand included the remuneration received by directors and executives (*Note 13*).

Transactions between Group employees, companies or entities

The aggregate amount of EUR 10,653 thousand corresponds to the following:

i) EUR 4,338 thousand for printing services provided by various investees of Dédalo Grupo Gráfico, S.L. to certain Prisa Group companies. (This information corresponds to the period between January 1 and March 31, 2012, as, from that moment, Dédalo Grupo Gráfico, S.L has started to be fully consolidated. Therefore has been eliminated the operations in the consolidated financial information).

ii) Distribution, transport and logistics services rendered by Gelesa Gestión Logística to the Print Media of Prisa Group for 3,259 thousands euros.

iii) Purchases of magazines by Ediciones El Pais, S.L. to Ediciones Conelpa, S.L. amounting 1,614 thousand euros.

iv) Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participated companies, as well as technical and administrative services rendered by these companies for 1,442 thousand euros.

The amount of 1,358 thousand euros includes costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which PRISA TELEVISION, SAU holds an interest, for sponsorship and merchandising of club Real Madrid.

The amount of 9,734 thousand euros includes dividends received by Prisa Television, S.A.U. for its shareholdings in Mediaset España Comunicación, S.A.

Given below is the breakdown of the aggregate amount of 32,636 thousand euros:

i) Incomes received by several companies in which Prisa has holdings, for technical and administrative services rendered to both Mediaset Comunicaciones España, S.A. and its participated companies, as well as for sale of advertising space and rights to these companies for 15,568 thousands euros.

ii) Incomes received by print media of Prisa Group for purchase of copies by Gelesa Gestion Logística for 15,894 thousands euros.

iii) Incomes received by several companies in which Prisa has holdings, for printing, production and transportation services rendered to Ediciones Conelpa, S.L. for 1,174 thousand euros.

The aggregate amount of 4,833 thousand euros includes the participation of PRISA TELEVISION, SAU in the revenues of its investee company Real Madrid Gestión de Derechos, S.L. for sponsorship and merchandising of Club Real Madrid.

The detail of other transactions performed with related parties in the six months ended June 30, 2011 and in 2010 is as follows (in thousands of euros):

	06/30/12			06/30/11		
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties
Financing agreements: loans	-	8,519		-	135,367	-
Guarantees provided	-	-	36,550	-	117,600	28,763
Commitments/guarantees cancelled	-	-	-	-	-	-
Dividends and other distributed profits	-	19,933	-	-	18,338	-
Other transactions	-	-	-	-	-	-

The aggregate amount of EUR 8,519 thousand corresponds to the following:

i) Loans of 4,690 thousand euros granted by Sociedad Española de Radiodifusión, S.L. to its investee companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

ii) Loans of 2,540 thousand euros, granted by Ediciones El País, S.L., to its investee company Ediciones Conelpa, S.L.

iii) Loans of 1,289 thousand euros, granted by Plural Entertainment España, S.L. and Media Capital Producao SGPS, S.A., companies of Grupo PRISA, to Plural Jempsa, S.A. and Plural Entertainment Brasil, Ltd.

The aggregate amount of 19,933 thousand euros includes dividends distributed by DTS, Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

Other related party transactions

Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of 36,550 thousand euros covering part of the obligations that it acquired vis-a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

(14) REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In the six months ended June 30, 2011 and 2011, the consolidated companies registered the following amounts in respect of remuneration to Prisa's Board members:

	Thousands of euros	
	06/30/12	06/30/11
Fixed remuneration	1,648	1,348
Variable remuneration	3,230	68
Attendance fees	285	318
Bylaw-stipulated directors' emoluments	950	1,098
Share options	-	-
Other	483	7,179
Total	**6,596**	**10,011**
Total remuneration received by executives	**4,036**	**3,398**

The aggregate remuneration of the Prisa Directors and of the Executives records the expenses accrued by Promotora de Informaciones, S.A. (PRISA) as well as by other companies of the Group.

The aggregate remuneration of Executives is the sum accrued by those that report directly to the chief executive (members of the Management and Business Committee and usual attendants at the same) who have an employment relationship with PRISA and with other companies of the Group, plus the remuneration accrued by the PRISA Director of Internal Audit.

The variable remuneration (3,230 thousand euros) is a reflection of the accrued amount corresponding to the theoretical annual variable remuneration of the directors in achievement of all the management objectives. However, as such compensation is subject to compliance with management objectives at year end, the amount recorded in any way imply the right to receive such variable compensation, which will occur, if appropriate, after the close of the year and once made the annual accounts of the Group, depending on the level of achievement of the objectives.

Within the amount of 483 thousand euros it is included the Long-Term Incentives Plan (ILP).

The remuneration received by executives (4,036 thousand euros) is a reflection of the accrued amount accounting for the global remuneration of the executives and includes the theoretical annual variable remuneration of the executives in achievement of all the management objectives. However, as such compensation is subject to compliance with management objectives at year end, the amount recorded in any way imply the right to receive such variable compensation, which will occur, if appropriate, after the close of the year and once made the annual accounts of the Group, depending on the level of achievement of the objectives.

(15) GUARANTEE COMMITMENTS TO THIRD PARTIES

At June 30, 2012, following the sale of Prisa's total stake in Iberbanda, S.A. to Telefónica de España, S.A.U. in 2011, Prisa maintained the guarantee solely on certain commitments acquired to Public Administrations by Iberbanda in the amount of EUR 3,384 thousand.

At June 30, 2012, Prisa had furnished bank guarantees amounting to EUR 320,460 thousand and USD 2,863 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of football rights (see note 16).

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A. The guarantee shall remain in force until the complete discharge of the obligations covered by it.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments. The amount guaranteed by Prisa at June 30, 2012 was EUR 20,527 thousand.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 36,550 thousand covering part of the obligations that it acquired vis-a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(16) ONGOING LITIGATIONS AND CLAIMS

In 2003 and 2004, the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión, S.A.U (at the time Sogecable) to its subscribers. The CMT announced its decisions, partially favourable to these requests in 2004 and in 2005. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court against these decisions, which was rejected. Subsequent to the offer submitted by Prisa Televisión, in January 2008 the Madrid Court of First Instance no. 43

closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance no. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court. Prisa Televisión estimates that there are well-founded reasons for which this judgment at first instance will be revised and the aforementioned indemnity rendered null and void. Should the judgment be favorable, Cableuropa would be obliged to refund the amounts that had been paid by Prisa Televisión. On May 18th, 2012 Ono and Prisa Televisión signed a settlement agreement by which Prisa Television has withdrawn the mentioned appeal and Ono has reimbursed to Prisa Televisión half the referred amount, thus ending the litigation on this matter held by these companies.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

Ono filed a claim against AVS and Prisa Televisión relating to the "guaranteed minimum" of the pay-per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Even though prior claims by cable operators relating to the "guaranteed minimums" have always proved fruitless, in its decision of March 4, 2010, Mercantile Court No. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). Regardless of the claim that AVS and Prisa Televisión filed against the referred judgment, which was pending resolution by the Madrid Provincial Appellate Court, AVS and Prisa Televisión reached an agreement with Ono to avoid the negative effects of a potential provisional execution of this resolution and they have settled on a payment calendar which begins in March, 2011. The total amount, with interest, paid by Prisa Televisión was EUR 59,737,192. Same as in the litigation regarding thematic channels above referred, on May 18, 2012 AVS, Prisa Televisión and Ono signed a settlement agreement whereby Prisa Televisión, AVS and Ono have given up their respective appeals and Ono has repaid AVS half of the amount paid in connection with this litigation, ending thus the dispute on this matter held among the mentioned companies.

In what refers to the litigations that Prisa Televisión and its subsidiaries have maintained in the past with the various entities of joint management of intellectual property rights, AGEDI, AIE, SGAE and AISGE, they have been subject to transaction agreements and are all closed.
In 2006, Warner Sogefilms, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L., filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE's purported unfair trade practices, which currently is unresolved. This appeal was conducted by the Competition Court against the distributors of the Majors. Regardless of the appropriate procedural subrogation, the AIE was liquidated in 2006.

On July 24, 2006, Audiovisual Sport, S.L. (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the

agreement was to maintain the model of exploiting televised soccer that has prevailed in Spain since 1997. AVS filed a complaint against Mediapro on July 3, 2007, and lodged a supplementary pleading on July 31, 2007. On August 27 and on September 12, 2007, the latter accompanied by an application for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited a guarantee of EUR 50,000 thousand, secured by Prisa Televisión, to guarantee the performance of the contractual obligations. The Order dated October 8, 2007 was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance no. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

The Court's decision of March 15, 2010, upheld the claim filed by AVS in its entirety, dismissing the counterclaim filed by Mediapro against AVS, Prisa Televisión and Televisión de Cataluña. The Court also ordered Mediapro to pay more than EUR 95 million for the amounts that should have been paid to AVS under the agreement of July 24, 2006, as well as for the damage and loss arising from the aforementioned breaches. The Court also ordered Mediapro to provide AVS with the agreements entered into by Mediapro and the football clubs and to notify them of the assignment of the agreements to AVS.

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro's subsequent application and filing for bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7 (Bankruptcy case no. 490/2010).

AVS also filed a new claim against Mediapro before Barcelona Mercantile Court number 7 demanding EUR 97 million in damages not covered by the sentence handed down on March 15, 2010. This proceeding was suspended after the judge declared the existence of a preliminary judgment via ruling of September 22, 2010, which was appealed by AVS.

AVS has also brought other incidental claims in the proceedings, which have been dismissed in various rulings, against which AVS has file the appropriate appeals.

On July 15, 2011, Barcelona Mercantile Court No. 7 handed down a ruling indicating that, given that more votes were cast in favor than against the proposed settlement with creditors (propuesta anticipada de convenio) submitted by Mediapro (consisting of a delay of 35 months in its payment obligations, without acquittance), the court would approve it if no statement of opposition was filed in ten days.

AVS filed an incidental claim challenging the court approval of the settlement, which was granted leave to proceed on September 19, 2011. The statement of opposition was submitted along with an expert report issued by KPMG. Based on the events occurred since the date of issue of the report by the bankruptcy trustees, the expert report questioned the viability of the proposed settlement with creditors. Mediapro contested the statement of opposition on October 7, 2011.

The hearing on the statement of opposition that had been filed was scheduled for November 28, 2011. It was postponed and then rescheduled for December 21.

On December 23, 2011, Barcelona Mercantile Court No. 7 handed down a ruling dismissing the opposition filed by AVS and approving the proposed settlement with creditors, thereby bringing the effects of the bankruptcy proceedings to an end. The Bankruptcy Administration and Mediapro by letter of June 29, 2012 have informed the Commercial Court that, in accordance with the provisions of the proposed settlement with creditors, the waiting period shall commence as of April 23th, 2012.

AVS has filed an appeal against the sentence of the Barcelona Mercantile Court No. 7 and simultaneously against all the resolutions issued in the course of the settlement which, according to the Insolvency Law, are appealable in the current procedural phase and have rejected procedural incidents promoted by AVS for the fair setting up of the assets and creditors of the insolvency. These appeals are currently pending a resolution by the Barcelona Provincial Appellate Court.

On December, 2011, DTS and Prisa Televisión signed a settlement agreement with Fútbol Club Barcelona ending the then-ongoing legal procedures regarding the international rights of said Club and other matters related to the exploitation of the audiovisual rights of the football league championship, the Cup Championship and the Barça channel.

On November 7, 2011, DTS was notified of a claim filed by the Bankruptcy Trustees of Real Betis Balompié being heard by Seville Mercantile Court No. 1 (bankruptcy incident 1037/2011). This litigation stems from a discrepancy between DTS and the aforementioned Club on the nature of an advance payment of EUR 10 million that DTS made to the Club pursuant to a contract dated October 11, 2007, regarding the assignment of audiovisual rights for several seasons. The Club considers that the payment was a signing bonus and DTS considers that it was an advance payment. DTS responded to the claim on November 22, 2011, and the hearing on it took place on January 20, 2012. In a resolution made on April 2, 2012 the Court prohibited DTS to deduct from payments to the Club the 10 million advance paid by DTS. However, on May 24, 2012 DTS, the Club and the Bankruptcy Administration signed a settlement agreement by which ended this litigation. Under such agreement DTS may deduct from the price of season 2011/2012, EUR 2.5 million euros of the EUR 10 million that were under discussion. The EUR 7.5 million will be applied proportionally to the price of seasons 2012/2013, 2013/2014 and 2014/2015 for which the Club and DTS have signed a new contract. Additionally, the Court by order made on June 27, 2012 approving the agreement reached between the parties.

On April 8, 2008, the Investigation Unit ("IU") of the Spanish Competition Commission resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150,000, and AVS EUR 100,000. These fines were based on the finding that the contract between the two parties restricted competition. Prisa Televisión and AVS filed an administrative appeal which has not yet been ruled upon.

On December 12, 2008, the CMT issued a resolution imposing a sanction against Prisa Televisión for alleged repeated breaches of the requirements relating to the information prepared by the aforementioned company in relation to compliance with the terms and

conditions of the Spanish Cabinet Resolution dated November 29, 2002, on which the integration of Vía Digital with Prisa Televisión was conditional. The CMT also handed down a decision imposing a similar penalty against AVS. Both Prisa Televisión and AVS have filed the corresponding appeals for judicial review against these decisions, although no ruling has been issued. By judgment of 26 April 2012, the High Court dismissed the administrative appeal filed by AVS against the decision of the CMT of December 12, 2008, AVS plans to lodge an appeal to the Supreme Court. It is pending the resolution of the appeal filed by Prisa Televisión.

On November 24, 2011, The National Competition Commission issued a sanctioning resolution against Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the aforementioned editor group have filed an administrative contentious appeal against this resolution, although it still has not been resolved.

The Group's directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Directors' Report for the six months ended June 30, 2012

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

CONDENSED CONSOLIDATED DIRECTOR'S REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2012

1. BUSSINESS PERFORMANCE

The most significant events in the period from January to June 2012 were the following:

- The strength of the Pay TV business and the growth of Education and Radio in Latin America, allowed to partly compensate for the weakness resulting from the economic crisis in both Spain and Portugal, which is reflected in the advertising sector of both countries.

- The Group EBITDA reached 209.08 million euros, implying a decrease of 5.1% over the same period last year. The operating revenues reached 1,277.59 million euros (-5.4%). The revenues of the Education area and subscribers in Canal+ (especially subscribers for other operators) have performed positively, as well as the international advertising (mainly in Radio). This has managed to partly compensate the weakness shown by advertising revenues (in Spain and Portugal) and circulation (in Press).

- Advertising revenues reached 282.21 million euros, down by 10.7% from the first half of 2011 and represent 22% of the total group (vs. 23.4% in the first half of 2011). It is worth highlighting the growth in Latin American advertising of +13.5%, which represented 21.9% of all advertising revenues (17.2% in 1H 2011). Advertising revenues in Spain and Portugal decreased by 15.7% and reached 220.45 million euros.

- Latam revenues grow by 10.0% and represent already 26.8% of the Group´s revenues, compared to the 23.5% of the first half of 2011. Recurring EBITDA from this region grows by 11.5% and reaches 49.1% of total Group EBITDA.

- In the Audiovisual division revenues reached 594.00 million euros and EBITDA 103.37 million euros, with a strong growth in Prisa TV (+11.6%).

  Canal+ in the first half of 2012 showed important improvements in its key performance indicators despite the second quarter being seasonally weak given the end of the Spanish football league:

  - 1,831,349 million Pay TV subscribers, with 100,209 subscribers from other operators an OTT (*over-the-top*).

- Net additions in subscribers from other operators grew by 17,962 (+11,388 in 1H 2011).
- Satellite ARPU stands at 41.71 euros on average in the second quarter (41.2 euros in 2Q 2011).
- Churn stood at 14.0% (14.2% at June 2011).
- iPlus subscribers already reached a penetration of 33.2% (574,440 subscribers compared to 415,735 at June 2011, when the penetration was 24%).

- In the Education area revenues reached 335.31 million euros and increased by 5.1%, with a strong growth in Latin American (+8.2%). It is worth highlighting the growth of Mexico (+9.4%), Argentina (+13.1%), Chile (+6.4%), Uruguay (+28.7%) or Peru (+109.2%), and the lower contribution of Brazil as 2012 is a year of lower sales within the Brazilian education cycle (-5.5%). EBITDA reached 82.92 million euros (+6.2%), with a margin of 24.7%.

- In Radio, revenues reached 169.55 million euros (-8.4%). In Spain, advertising decreased by 15.8%. Local advertising maintained its weakness (-25.2%) and ther was a deterioration of national advertising (-6.4%). The advertising in Latin American improved by 15.6%, with a strong performance in Colombia (+14.6%), Chile (+9.2%), Mexico (+20.6%) and Argentina (+34.4%). EBITDA reached 30.01 million euros (-19.8%), with a margin of 17.7%.

- Press revenues stood at 169.03 million euros, a 20.7% lower than in the first half of 2011. This is explained by the weakness in advertising (-15.3%), the lower circulation numbers (-12.2%), as well as the positive impact that promotions and fiscal deductions had in the first half of 2011. EBITDA reached 13.01 million euros (-29.0%).

- Digital Area solid growth. Digital advertising showed a growth of 14.4% in the first half of 2012. The digital area received a monthly average number of daily browsers of 71.1 million, which represented a growth of 8.2% versus the same half of 2011, thanks to the strong growth in Prisa Television, El Pais.com and Cinco Dias.com

- Prisa maintained a strong effort in cost control, looking to increase its efficiency and profitability. In the first half of 2012, operating expenses, excluding amortization and provisions, fell by 5.5%.

- During the year 2012, 75 million warrants were exercised for an amount of 150 million euros (most of which have been designed to reduce the indebtedness of the Group.)

- The Shareholder's Annual General Meeting celebrated on June 30, 2012 approved the issuance of bonds necessary convertible into Class A common newly issued shares with exclusion of pre-emptive rights, at a fixed conversion rate (1 share for EUR 1.03). This issuance was subscribed in July by bank creditors of the Group (334 million euros) through debt cancellation and by Telefonica (100 million euros)

in cash. On June 30 2012, the Annual General Meeting also approved a modification in the conditions of the minimum preferred dividend of the non-voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or in a combination of both.

Main risks associated with the business

The activities of the Group subsidiaries, and hence its operations and results, are exposed to risks inherent to the environment in which it operates, and also to risks arising from external factors, such as the macroeconomic situation, the performance of its markets (advertising, publishing, circulation, audiovisual, etc.), regulatory changes, the emergence of new competitors and the performance of its competitors.

The Group has bodies and specific actions to detect, measure, monitor and manage these risks.

Additionally the Group is exposed to other risks such as the evolution of exchange rates of the various countries in which it operates, the fluctuations of interest rates as most of its bank borrowings are at floating interest rates, and to risks related to its financial situation and liquidity management.

The Group arranges hedges to cover the risk of changes in exchange and interest rates on the basis of its projections and budgets. If the hedging strategy is inadequate or the counterparties of the hedging agreements become insolvent, the Group may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange and interest rates, which would have the subsequent adverse effect on the financial situation and profit or loss of Prisa.

The management of liquidity risk, which is currently the main risk of the Group, includes the detailed monitoring of the repayment schedule of the Group's borrowings and commercial debt and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

4. OUTLOOK

Despite the macroeconomic weakness in Spain and Portugal, Prisa has maintained a robust operating performance in 2012. This was mainly due to the strong operating performance of businesses such as Education and Pay TV, which have demonstrated to be able to grow even in the most adverse conditions; to geographic diversification (international revenue accounted for more than 34% of the Group total revenues in the first half of 2012); to a great effort in cost control programs; and to the improvement in operating efficiency since the end of 2010.

The media industry, very sensitive to the evolution of the principal macroeconomic variables (GDP) and especially to the advertising cycle, has been kept weak along the first half of 2012. Nevertheless, the exhibition of Group Prisa to the evolution of the advertising market is limited, due to the diversification of his sources of income.

Advertising revenues represented only 22.1 % of the total of income in the first semester of 2012 (compared with 23.4 % of the first half of 2011), out of which almost 22% came from Latin America.

Prisa has solid businesses that are not affected by the economic cycle, such as Educational-Publishing, which in the first half of 2012 represented 26.2% of the Group's total revenue (compared with 23.6% in the first half of 2011). This business continues to boast strong growth prospects, above all in Latin America where its revenues grew 8.5% in the first half of 2012. The own development of news business lines started in 2011 as the design and commercialization of new educational systems, open new growth prospects in the Educational area.

The other main source for growth in the Group in 2012 has been the Pay TV business, Canal+. Spain is still far away from reaching the same penetration rates that other European countries regarding Pay TV, which leads to a wide room to grow. Additionally, the change in the strategy of Canal+ in recent years, which is starting to bear fruit, should continue to contribute to the growth of the business. Improvement in contents, such as soccer (Canal+ will again broadcast the Champions League from 2012), should lead to an increase in the number of subscribers. Technological developments (the iPlus decoder, high definition) and the change in the commercialization model for iPlus have increased its penetration to reach 33% of total subscribers and have also contributed to decrease churn rate to 14%. These same trends should continue in the future. Finally, agreements reached in 2011 with other telecom operators (highlighting the one signed with Telefónica in August 2011 and with Jazztel at the end of 2011) within the new multi-distribution strategy of Canal+ are also contributing to increase the number of subscribers in 2012.

In the current economic environment, the effort in cost control and the improvement in operating efficiency are key to maintain the required liquidity and the Group´s profitability. Within this context Prisa has completed a restructuring plan in 2011 with a total investment of 94.8 million euros, with expected annual savings of 64.5 million euros. During the first half of 2012, and due to the considerable deterioration of the macroeconomic environment and the consumption in Spain, which is affecting our activities, efforts in cost control have been maintained and additional measures will be taken to improve the operating efficiency of Group.

The refinancing of bank debt at the end of last year, which activated the mechanisms necessary for the exercise of warrants 75 million for a total amount of 150 million euros, together with the operations approved by the Shareholders' last General Meeting held last June, allowed to reduce the Group indebtedness and demonstrated the support of the creditors of the company as well as of his shareholders and strategic partners. These give the Group the financial flexibility to focus its efforts on improving their business operationally.

VIII. AUDITOR´S REPORT

The company is currently performing a limited review of its condensed consolidated financial statements. The report on this limited review will be attached as soon as it is available.